127

04035811

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Bandai

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
JUL 27 2004
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 3919 FISCAL YEAR 3-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
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OICF/BY: dlw

DAT : 7/27/04

Bandai

Consolidated Results
Financial Summary

AR/S
3-31-04

(April 1, 2003 to March 31, 2004)

This document has been prepared as a guide to non-Japanese investors and contains forward-looking statements that are based on management's estimates, assumptions and projections at the time of publication. A number of factors could cause actual results to differ materially from expectations. This document is a translation of the Japanese language original.

May 11, 2004

Financial Statements (Consolidated)

For the Year Ended March 31, 2004

BANDAI CO., LTD.		Stock Exchange:	Tokyo Stock Exchange (TSE)
Stock Code: 7967		Head office:	Tokyo, Japan
(URL: http://www.bandai.co.jp/)			
Representative:	Takeo Takasu President and Representative Director		
Person to contact:	Hiroshi Kawasaki General Manager, President's Office		
Date of the meeting of the Board of Directors for account settlement:	May 11, 2004		
Adoption of U.S. G.A.A.P.:	No.		
	All data in millions of yen, rounded down, except dividends, per-share amounts and percents.		

1. Business Results for the Year Ended March 31, 2004 (FY 2004.3)

(1) Consolidated Operating Results

(In millions of yen, rounded down except where noted)

	Net Sales		Operating Income		Recurring Income	
Fiscal Year Ended March 31, 2004	263,174	7.4%	27,651	6.9%	27,221	3.0%
Fiscal Year Ended March 31, 2003	244,949	7.5%	25,868	24.6%	26,435	20.2%

	Net Income		Net Income Per Share	Fully Diluted Earnings Per Share
Fiscal Year Ended March 31, 2004	14,206	12.2%	142.28 yen	141.95 yen
Fiscal Year Ended March 31, 2003	12,667	19.0%	254.09 yen	253.74 yen

	Return on Equity (ROE)	Return on Assets (ROA)	Return on Sales
Fiscal Year Ended March 31, 2004	12.0%	12.0%	10.3%
Fiscal Year Ended March 31, 2003	11.3%	12.5%	10.8%

Notes:
1) Profit or loss from investments in subsidiaries and affiliates accounted for by the equity method:
   Fiscal year ended March 31, 2004: (-) 838 million yen
   Fiscal year ended March 31, 2003: 345 million yen
2) Average number of outstanding shares during the fiscal year (Consolidated):
   Fiscal year ended March 31, 2004: 98,027,025 shares
   Fiscal year ended March 31, 2003: 48,871,894 shares
3) Changes in accounting procedure: Yes
4) All percentages in the items of net sales, operating income, recurring income and net income represent changes compared to the prior fiscal year.
5) Each share of common stock of the Company was split into two shares as of November 20, 2003.
   Net income per share and fully diluted earnings per share for the year ended March 31, 2004 are calculated as if such stock split were made at the beginning of the fiscal year.
6) Net income per share and fully diluted earnings per share for the year ended March 31, 2003, calculated as if such stock split were made at the beginning of the prior fiscal year, are 127.05 yen and 126.87 yen, respectively.

(2) Consolidated Financial Position

(In millions of yen, rounded down except where noted)

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio	Shareholders' Equity Per Share
Fiscal Year Ended March 31, 2004	228,075	121,068	53.1%	1,227.16 yen
Fiscal Year Ended March 31, 2003	225,683	116,116	51.4%	2,370.91 yen

Notes: 1) Total number of issued shares at the end of the fiscal year (Consolidated):
Fiscal year ended March 31, 2004: 98,445,809 shares
Fiscal year ended March 31, 2003: 48,870,347 shares
2) Shareholders' equity per share for the year ended March 31, 2003, calculated as if the stock split were made at the beginning of the prior fiscal year, is 1,185.45 yen.

(3) Consolidated statement of cash flows

(In millions of yen, rounded down)

	Net cash provided by operating activities	Net cash provided by investing activities	Net cash provided by financing activities	Cash and cash equivalents at the end of the year
Fiscal Year Ended March 31, 2004	20,032	(9,830)	(10,885)	82,193
Fiscal Year Ended March 31, 2003	28,009	(3,967)	14,780	83,326

(4) Matters concerning the scope of consolidation and companies accounted for by the equity method.

- Number of consolidated subsidiaries: 30
- Number of non-consolidated subsidiaries accounted for by the equity method: 0
- Number of affiliated companies accounted for by the equity method: 3

(5) Changes of the scope of consolidation and companies accounted for by the equity method:

Consolidated subsidiaries: (Newly included) 4
(Excluded) 2
Companies accounted for by the equity method:
(Newly included) 1
(Excluded) 0

2. Fiscal Year 2004 Full Year Projections (April 1, 2004 - March 31, 2005)(FY2005.3)

(In millions of yen, rounded down)

	Net Sales	Recurring Income	Net Income
Interim Period Ending September 30, 2004	125,000	12,500	6,050
Fiscal Year Ending March 31, 2005	280,000	30,000	14,800

Reference: Projected net income per share for fiscal year 2004 (fiscal year ending March 31, 2005): 147.70 yen

※ The above projections are based on the information available to management as of the date hereof, and estimates involving uncertain factors thought likely to have an effect on future results as of the date hereof. Actual results may differ materially from these projections for a variety of factors in the future. With regard to the estimates as grounds for the results projections and the caution relating to the use of such results projections, please refer to page 20 hereof.

1. Information on the Bandai Group

The Bandai Group of Companies (the "Group") consists of Bandai Co., Ltd., as well as 47 subsidiaries and 5 affiliated companies. The Group's main business areas include the manufacture and sale of toys and models, candy toys, toys for vending machines, cards, apparel, household goods, stationery, game software, amusement equipment, based on the Group's core character-merchandising business, as well as the production and sale of DVD and video software and other visual works and network contents, etc. The Group is also engaged in distribution, planning, development and other services related to the above areas of business.

The Group is structured as outlined below. The business categories shown below are the same as those used in the Information by Business Area:

Business Area	Sales category	Region	Major companies
Toys & Hobby	Toys, candy toys, toys for vending machines, cards, models, etc.	Domestic	Bandai Co., Ltd.(the Company), Banpresto Co., Ltd., Poppy Co., Ltd., Seeds Co., Ltd., Plex Co., Ltd., Sunlink Co.,Ltd., Megahouse Corp., Palbox Co., Ltd., Happinet Corp. and 2 other companies (11 companies in total)
		Overseas	BANDAI AMERICA INC., BANDAI S.A., BANDAI U.K. LTD., BANDAI ESPAÑA S.A., Bandai (H.K.) Co., Ltd., BANDAI KOREA CO., LTD., BHK TRADING LTD., BANDAI INDUSTRIAL CO.,LTD. and 5 other companies (*1) (13 companies in total)
Lifestyle	Apparel, household goods, stationery, etc.	Domestic	Bandai Co., Ltd. (the Company), Seika Co., Ltd. and Tohato Inc. (3 companies in total)
Amusement	Amusement equipment, prizes for amusement equipment, etc.	Domestic	Banpresto Co., Ltd., Banwave Co., Ltd., PleasureCast Co., Ltd., Banpoket Co., Ltd. (4 companies in total)
		Overseas	BANPRESTO (H.K.) LTD. (1 company in total)
Game Software	Game software for home game machines and portable game machines, etc.	Domestic	Bandai Co., Ltd. (the Company), Banpresto Co., Ltd., Bec Co., Ltd., Banpresoft Co., Ltd., Happinet Corp. and 1 other company
		Overseas	BANDAI AMERICA INC., BANDAI S.A. (2 companies in total)
Visual	Visual products, visual software, animation, etc.	Domestic	Bandai Visual Co., Ltd., Sunrise Inc. and 1 other company (3 companies in total)
		Overseas	BANDAI ENTERTAINMENT INC. and 2 other companies (3 companies in total)
Network	Mobile contents, visual network for broadband, network games, etc.	Domestic	Bandai Networks Co., Ltd., Bandai Channel Co., Ltd. and 1 other company. (3 companies in total)
Other Areas	Transportation and warehousing of products, leasing, real estate management, printing, licensing, etc.	Domestic	Banalex Corp. Bandai Logipal Inc., Artpresto Co., Ltd., Sotsu Agency Co., Ltd. and 6 other companies (10 companies in total)
		Overseas	Other 1 company (1 company in total)

*1 One of the other companies was in liquidation as of March 31, 2004.

*2 Any company engaging in more than one business area is counted as many times for the purpose of counting the number of the companies engaging in each business area.

*3 The business categories, which were previously shown by three business areas, "Toys and Amusement," "Media" and "Other Business," are shown by seven business areas, "Toys & Hobby," "Lifestyle," "Amusement," "Game Software," "Visual," "Network" and "Other Business," effective from the consolidated fiscal year under review. In accordance with the medium-term management plan that started in April 2003, the Company has introduced new business categories from consumers' perspectives. Consequently, the business segments also are rearranged.

Business Organization


Business
Companies Engaged in Planning and Creation (Development)
Companies Engaged in Production
Companies Engaged in Manufacture and Sales
Companies Engaged in Sales
Toy & Hobby
<Japan>
Plex Co.,Ltd.
Seeds Co.,Ltd.
Bandai Co.,Ltd. (the Company) Megahouse Corp. Palbox Co., Ltd. Popy Co., Ltd.
Sunlink Co.,Ltd. Happinet Corp.※
<North America>
Bandai America Inc.
<Europe>
Bandai S.A. Bandai U.K. Ltd. BANDAI ESPAÑA S.A.
<Asia>
Bandai (H.K.) Co.,Ltd. BHK Trading Ltd. BANDAI INDUSTRIAL CO.,LTD.
Bandai Korea Co., Ltd.
Lifestyle
<Japan>
Seika Co., Ltd. Tohato Inc. ※
Amusement
<Japan>
Banprest Co., Ltd.
BanWave Co., Ltd. PleasureCast Co., Ltd. BanPocket Co., Ltd.
<Asia>
BANPRESTO (H.K.) LTD.
Game Software
<Japan>
Beck Co., Ltd. Banpresoft Co., Ltd.
Visual
<Japan>
Sunrise Inc.
Bandai Visual Co., Ltd.
<North America>
Bandai Entertainment Inc.
Network
<Japan>
Bandai Networks Co., Ltd. Bandai Channel Co., Ltd.
Other Areas
<Japan>
Bandai Logipal Inc. Banalex Corp. Artpresto Co., Ltd. Sotsu Agency Co., Ltd.※
Customers and Consumers

No mark Consolidated subsidiaries
※ Affiliated companies accounted for by the equity method.
→ Products and Services

Note: The associated companies engaging in "Other Areas" provide various services to the Group companies.

Associated Companies (Subsidiaries and Affiliated Companies)

Name	Address	Capital or Investment in Capital (In millions of yen, rounded down - except where noted)	Main Business	% of Voting Rights or Equity Owned by Bandai	Description of Relationship	Note
(Consolidated subsidiaries)						
Bandai Visual Co., Ltd.	Taito-ku, Tokyo	2,182	Visual	67.3 (0.8)	Planning, creation and sale of visual software, etc. A: 0 B: 0	(Notes) 5,7
Banpresto Co., Ltd.	Taito-ku, Tokyo	3,020	Amusement, game software and toys & hobby	52.3 (0.1)	Manufacture and sale of game software, amusement equipment, etc. A: 0 B: 0	(Notes) 4,5,6
Megahouse Corp.	Taito-ku, Tokyo	920	Toys & hobby	100.0	Mainly sells products, etc. to Bandai. A: 4 B: 4	
Palbox Co., Ltd	Taito-ku, Tokyo	800	Toys & hobby	100.0	Planning, development and marketing of toys. A: 4 B: 4	
Popy Co., Ltd.	Taito-ku, Tokyo	800	Toys & hobby	100.0 (40.0)	Mainly purchases components from Bandai. A: 4 B: 4	
Sunrise Inc.	Suginami-ku, Tokyo	39	Visual	99.4 (7.6)	Planning and creation of animation A: 2 B: 1	
Bandai Networks Co., Ltd.	Chiyoda-ku, Tokyo	1,111	Network	70.2	Distribution services of mobile contents A: 1 B: 0	(Notes) 5,8
Seika Co., Ltd.	Chiyoda-ku, Tokyo	205	Lifestyle	58.6	Planning, development and sale of stationery and miscellaneous goods. A:3 B: 2	
Bandai Logipal Inc.	Katsushika-ku, Tokyo	1,424	Other areas	44.7	Mainly transportation and warehousing of Bandai's products A: 0 B: 0	(Notes) 3,5,8
Banalex Corp.	Taito-ku, Tokyo	1,305	Other areas	100.0	Leases office equipment, etc. to Bandai and Banpresto Co., Ltd., etc. A: 3 B:3	
Banwave Co., Ltd.	Taito-ku, Tokyo	200	Amusement	100.0 (100.0)	Purchasing for sale amusement equipment from Banpresto Co., Ltd. A: 0 B: 0	
Bec Co., Ltd.	Nakano-ku, Tokyo	166	Game software	100.0	Planning and development of Bandai's game software A: 2 B: 1	

*Note: The value of 'A' represents the number of officers at the company in question who are also officers or employees of Bandai Co., Ltd. 'B' represents the number of officers of 'A' who are employed by Bandai Co., Ltd.

Name	Address	Capital or Investment in Capital (In millions of yen, rounded down - except where noted)	Main Business	% of Voting Rights or Equity Owned by Bandai	Description of Relationship	Name
Banpresoft Co., Ltd.	Chuo-ku, Tokyo	200	Game software	100.0 (100.0)	Planning and development of Banpresto's game software A:0 B:0	
Seeds Co., Ltd.	Shimotsuga-gun, Tochigi	100	Toy & hobby	100.0	Mainly manufacture of Bandai's products A: 2 B: 1	
Plex Co., Ltd.	Chuo-ku, Tokyo	40	Toys & hobby	100.0	Planning and development of Bandai's products A: 3 B: 1	
Artpresto Co., Ltd.	Taito-ku, Tokyo	30	Other areas	100.0 (55.0)	Planning and designing various printed materials for Bandai and Banpresto Co., Ltd., etc. A:1 B:1	
Sunlink Co., Ltd.	Bunkyo-ku, Tokyo	480	Toys & hobby	95.6 (1.0)	Mainly sale of Bandai's products A: 1 B: 1	
Bandai Channel Co., Ltd.	Taito-ku, Tokyo	30	Network	95.5 (45.5)	Mainly sale of Bandai's products A: 4 B: 2	
PleasureCast Co., Ltd.	Taito-ku, Tokyo	300	Amusement	100.0 (100.0)	Operates amusement facilities and sells prize items at event places and stores A: 0 B: 0	
Banpocket Co., Ltd.	Osaka-shi, Osaka	98	Amusement	81.6 (81.6)	Operates amusement facilities and sells prize items at event places and stores A: 0 B: 0	
Bandai America Inc.	California, U.S.A.	US$ 24.6 million	Toys & hobby and game software	100.0	Mainly sale of toys purchased from Bandai (H.K.) Co., Ltd. A: 6 B: 4	(Note) 4
Bandai Entertainment Inc.	California, U.S.A.	US$ 0.1 million	Visual	100.0 (100.0)	Planning, creation, sale and copyright management of video software A: 2 B: 1	
Bandai S.A.	Saint-Ouen-l'Aumone, France	Euro 9 million	Toys & hobby and game software	100.0	Mainly sale of toys purchased from Bandai (H.K.) Co., Ltd. A: 5 B: 4	
Bandai U.K. Ltd.	Southampton, UK	Stg. £ 16 million	Toys & hobby	100.0	Mainly sale of toys purchased from Bandai (H.K.) Co., Ltd. A: 2 B: 2	(Note) 4
BANDAI ESPANA S.A.	Madrid, Spain	Euro 4.808 million	Toys & hobby	100.0	Mainly sale of toys purchased from Bandai (H.K.) Co., Ltd. A: 2 B: 2	
Bandai (H.K.) Co., Ltd.	Central, Hong Kong	HK$ 103 million	Toys & hobby	100.0	Manufacture of toys for Bandai and its overseas sales subsidiaries A: 8 B: 6	

Name	Address	Capital or Investment in Capital (In millions of yen, rounded down - except where noted)	Main Business	% of Voting Rights or Equity Owned by Bandai	Description of Relationship	Name
Banpresto (H.K.) Ltd.	New Territories, Hong Kong	HK$ 32 million	Amusement	100.0 (100.0)	Management of production of amusement equipment and prize items for Banpresto Co., Ltd. A: 0 B: 0	
BHK TRADING LTD.	Central, Hong Kong	HK$ 7 million	Toys & hobby	100.0 (100.0)	Exchange control for import/export of products for Bandai. A: 3 B: 3	
BANDAI INDUSTRIAL CO., LTD.	Chacheong-sao, Thailand	Baht 168 million	Toys & hobby	100.0 (100.0)	Manufacture of toys for Bandai and its domestic and overseas subsidiaries A: 5 B: 4	
BANDAI KOREA CO., LTD.	Seoul, Korea	Won 1,100 million	Toys & hobby	54.5 (9.1)	Mainly sale of toys purchased from Bandai and Bandai (H.K.) Co., Ltd. A: 5 B: 3	
(Affiliated companies accounted for by the equity method)						
Happinet Corp.	Taito-ku, Tokyo	2,751	Toys & hobby and game software	24.7 (0.5)	Mainly sales of Bandai's products A: 0 B: 0	(Notes) 5,6
Sotsu Agency Co., Ltd.	Chuo-ku, Tokyo	414	Other areas	16.1	Planning and development, advertising agency business and copyright business A: 0 B: 0	(Notes) 5,8,9
Tohato Inc.	Toshima-ku, Tokyo	3,021	Lifestyle	27.7	Production and sales of snack, biscuit, etc. A: 0 B: 0	

Notes 1) In "Main business" column, the name of the relevant type-of-business segment is given.
2) In "% of voting rights or equity owned by Bandai", amounts within parentheses represent indirect ownership (amounts outside parentheses include both direct and indirect ownership).
3) Although 50% or less of the equity is owned, the company in question is classified as a subsidiary, because it is effectively controlled by Bandai.
4) These companies are "tokutei kogaisha" (specified subsidiaries).
5) These companies file their "yuka shoken houkokusho" (securities reports) with the Minister of Finance.
6) The company in question is listed on the Tokyo Stock Exchange, first section.
7) The company in question is listed on the Tokyo Stock Exchange, second section.
8) The company in question is listed on JASDAQ market.
9) Although less than 20% of voting rights are owned, the company in question is classified as an affiliated company, because Bandai has effective leverage over it.

2. Management Policy

1. Fundamental policies

Our corporate vision is to become the *World's Most Inspiring Company* and under the corporate slogan *Dream Creation*, we pursue exciting customers worldwide with our entertainment business. To perform our social responsibility, we are running a business under the following corporate philosophies:

1 Customer satisfaction
To contribute to an affluent society and a rich culture by developing products and services that meet the needs of the age.

2 Social harmony
As a corporate member of society, to be aware of our responsibility to, and role within, society as a whole, and strive for harmony with the environment.

3 Full activation of employee resources
Because our people are the foundation of our corporate growth, to respect employee goals and commitment to their work, conduct neutral and objective evaluations and match the right person to the right job, while endeavoring to raise their morale and improve their skill levels.

4 Innovative management
To precisely apprehend the changes in the times from a global perspective, and respond promptly with appropriate innovations.

5 Shareholder satisfaction
To maximize shareholder value, by fulfilling shareholder confidence through rational profit distribution and fuller disclosure, while increasing our presence in the market and improving performance.

Under the slogan *Be Aggressive! Embrace Change! Totally Transform!!* in our new three-year medium-term management plan, which started in April 2003, we are aiming at the *Expansion of Business* based on our *Business Creation Strategy* and *Business Expansion Strategy*, while placing importance on earnings.

2. Policy on distribution of dividends

In accordance with our fundamental policy to provide shareholders with rational profit distribution, we have made the implementation of stable dividends an important part of our management plan. In addition, we are planning to utilize internal reserves to invest aggressively in the new business areas that will increase corporate value in the future, both through direct development efforts and through alliances, mergers and acquisitions.

3. Policy on decrease in investment unit

We consider it one of our important capital policies to expand the base of investors and enhance liquidity of stocks. We decreased the number of shares constituting one unit of shares from 1,000 shares to 100 shares as of August 1, 2000 and split each of our shares of common stock into two shares as of November 20, 2003.

We will consider a decrease in our investment unit by taking into account our performances and stock movements, in the future.

4. Management performance targets

The Group uses ROA (ordinary profit return on total assets) as its medium-term management benchmark. Based on the management policy of *Expansion of Business* under the three-year medium-term management plan starting from April 2003 which focused on profitability, management believe that a strengthened and more stable management structure can be achieved through "the efficient use of all assets that are owned".

The Group's ROA goal at the end of this medium-term management plan (March 2006) is an ROA level of over 13.0%. We are endeavoring to further improve efficiencies of operations and expand business.

<Reference>
Consolidated ROA

	FY2001.3	FY2002.3	FY2003.3	FY2004.3	FY2005.3 Forecast
Consolidated ROA(%)	7.7	10.9	12.5	12.0	12.5


%
15.0
10.0
5.0
0.0
FY2001.3
FY2002.3
FY2003.3
FY2004.3
FY2005.3
Forecast

5. Management strategies for the medium and long term

The Company is pursuing a new medium-term management plan covering the three-year period between April 2003 and March 2006. Emphasis on profitability will continue to be a main focus of the plan, while at the same time the Company will work to expand revenues with a character-based "Business creation strategy" and further growth in existing businesses through an active "Business expansion strategy", in order to achieve growth rates higher than those achievable heretofore.

Management strategies will emphasize "Brand Strategy" and the "M&A and Alliance Strategy". In "Brand Strategy", the Company will work to strengthen the overall corporate brand of Bandai, while working to create an optimal brand for each business segment. In order to promote a two-pronged brand strategy of combining cohesive group strength with the uniqueness of each business segment, the Company is making a study on creating a pure holding company organizational format. In addition, the Company is developing M&A and strategic alliances with the eye toward not only complementing existing businesses and strengthening group synergies, but also creating new businesses that can utilize the strengths of the Bandai Group and work to diversify sources of revenue.

Operationally, the Company's business strategies are; (1) Global Strategy, (2) Network Strategy, and (3) Content Strategy.

Regarding globalization, emphasis is placed on the development of the Company's business domains on a global scale, as well as the introduction and penetration of new characters. As to the promising market of China, the Company is actively implementing various measures to get specific plans in operation.

In terms of network businesses, the mobile content, network game and broadband communications are the focus of content distribution efforts.

As for content development, the Company emphasizes closer collaboration with outside talents in the creation of original characters, and organizes Group-wide projects aimed at developing each character from a long-term perspective.

The Company also aims to further strengthen the Group itself through continued reorganization and other measures.

6. Key Issues the Company Needs to Address

The main management issues include; a) environmental countermeasures, b) the decline in the number of children due to declining birth rates, c) diversifying consumer needs, and d) the changing structure of the distribution system. All of these issues are important, long-term issues that need to be addressed.

Regarding environmental issues, the Company has initiated a Bandai's Environmental Project, a group-wide drive to address environmental issues in a socially responsible manner, with a focus on the issues of excessive packaging and of the release of endocrine disruptors into the environment. Recognizing the challenges posed by the secular decline in the number of children in Japan, we are actively taking steps to broaden the age range of our customer base in Japan as well as to expand operations in overseas markets. To address increasingly diversifying consumer needs and work effectively in the changing structures of the distribution system, we are driving revolutions in product development and distribution, untrammeled by our industry's conventional business practices.

7. Basic Corporate Governance Philosophy and Implementation of Related Policies

(Basic Corporate Governance Philosophy)

As it provides people around the world with excitement, the Company places high importance on strengthening corporate governance in the pursuit of fair and open corporate management.

(Implementation Status of Corporate Governance Policies)

(1) The Company's system of management controls and corporate governance to monitor the management decision-making process and

the administration as well as the supervision of this process is as follows;

The Company has adopted a statutory auditor system, with all four statutory auditors (including two full-time statutory auditors) being outside auditors to improve the visibility and objectivity of the audit process.

The Company has 13 directors, one of whom is an outside director, whereby strengthening its function to supervise management. Additionally, as from June 2002, to respond to changing business conditions with agility and further define the responsibility and awareness of directors, the term of office of directors is reduced from two years to one year.

The Company has introduced a system of executive officers and has more clearly defined the role and responsibilities of the position in an effort to speed up the management decision-making process.


General Meeting of Shareholders
Election/Dismissal
Election/Dismissal
Board of Statutory Auditors
Statutory Auditors
Board of Directors
Personnel Committee
Representative Director
Strategy 21 Committee
Wai-Wai-Kai
Compliance Committee
Crisis Management Committee
Operational Audit Committee
Directors
Group Business Report Meeting
Business Report Meeting
Executive Officers

The major top meetings attended by the directors, statutory auditors and/or executive officers are as follows:

Name	Timing	Purpose/Content	Attendee (number)
Board of Directors	Regularly every month	Resolutions and reports of the matters stipulated in the Commercial Code of Japan; resolutions, consideration and reports of the matters concerning management of Bandai and the Bandai Group	Directors (13) Statutory auditors (4)
Strategy 21 Committee	Regularly every month	Consideration of business strategies and business creation and expansion of Bandai and the Bandai Group	Full-time directors (11)
Wai-Wai-Kai	Regularly every week	Weekly reports on the divisions placed in charge of the directors of Bandai, etc.	Full-time directors (11)
Group Business Report Meeting	Regularly every month	Reports on the status of business of the Bandai Group and consideration of operational issues and problems	Full-time directors (11) Full-time statutory auditors (2) Presidents of the major Group companies
Business Report Meeting	Regularly every month	Reports on the status of business of Bandai and consideration of operational issues and problems	Full-time directors (11) Full-time statutory auditors (2) Executive officers (10)

To further strengthen and deepen the quality of management, the Company has a "personnel committee" responsible for objectively and neutrally selecting representative directors of Bandai Group companies and determining their compensations and other matters assigned to it, as an advisory committee to the President.

In addition, a Bandai Compliance Program covering the whole Group was instituted in November 2002 to ensure that the Company and its employees adhere to corporate ethical standards and comply with relevant legal requirements. Under the program, the Company has established a "compliance committee" responsible for monitoring and supervising important matters concerning compliance, as well as general managers responsible therefor, contact office for outsiders and contact office for insiders with their dedicated e-mail addresses.

In preparation for various emergencies, the Company distributed an "emergency response manual" in January 2000 and began to list crisis management information on its intranet to make a candid disclosure. Upon the emergence of a crisis, a "crisis management committee" will be convened as the necessity arises to consider and implement any Group-wide measure.

(2) Personal, capital or trading relations or other relations of interest between the Company and its outside directors and outside statutory auditors in outline

The Company has one outside director and four outside statutory auditors and has entered into a retention agreement with a law firm to which one of the outside statutory auditors belongs.

(3) Efforts to improve corporate governance for the most recent year

Board of Directors
18 meetings (including five extraordinary meetings) a year

Strategy 21 Committee
12 sessions a year

Wai-Wai-Kai
47 sessions a year

Group Management Committee
11 sessions a year
(In April 2004, it was renamed to the Group Business Report Meeting.)

Business Report Meeting
11 sessions a year

(4) Remuneration of officers and account auditors, etc.

Remuneration of officers:

1. Amounts paid to officers:

18 directors:	308 million yen
4 statutory auditors:	42 million yen

(Notes)
(i) Five retired directors are included.
(ii) The portion of the amounts of salaries (including bonuses) paid to the employees concurrently servicing as directors, which accounts for 48 million yen, is not included.

2. Amounts paid as officers' bonuses by appropriation of retained earnings:

12 directors:	82 million yen
4 statutory auditors:	6 million yen

3. Officers' retirement allowances paid upon resolution of the general meeting of shareholders during the fiscal year under review:

5 directors:	139 million yen

Remuneration of account auditors:

Remuneration paid to Sanko & Co. and KPMG AZSA & Co. jointly assigned to account audits of the Company:

Amount of remuneration for audit certification under the audit agreements:
53 million yen

No other remuneration was paid during the fiscal year under review.

3. Performance and Financial Status

I. Performance

1. Results

Overview:

(In millions of yen, rounded down-except where noted)

	Net Sales	Operating Income	Recurring Income	Net Income	Net Income per Share	ROA
Fiscal Year ended March 31, 2004	263,174	27,651	27,221	14,206	142.28 yen	12.0
Fiscal Year ended March 31, 2003	244,949	25,868	26,435	12,667	127.05 yen	12.5
Change in %	7.4%	6.9%	3.0%	12.2%	12.0%	-

(Note) Each share of common stock of the Company was split into two shares as of November 20, 2003.
Net income per share for the year ended March 31, 2004 and net income per share for the year ended March 31, 2003 are calculated as if such stock split were made at the beginning of the fiscal year.

During the fiscal year under review, the Japanese economy showed some signs of improvement, including better corporate earnings and a rising stock market. However, due to the prolonged stagnation of personal consumption and employment, the economy failed to recover on the full-scale and showed only a modest pickup.

Under these conditions, in the first year of our new three-year Medium-Term Management Plan, our theme became the business expansion focused on profitability, implemented through twin strategies: creating new businesses leveraging our character assets and further expanding our existing businesses. In implementing that plan, we embarked on implementing a variety of measures to achieve our goal of raising sales to a new height.

Consolidated net sales for the fiscal year were 263,174 million yen, up 7.4% year on year. Domestic operations accounted for 208,157 million yen (up 4.6%), and overseas operations for 55,016 million yen (up 19.7%). Consolidated operating income for the fiscal year was 27,651 million yen, up 6.9% year on year, recurring income was 27,221 million yen, up 3.0%, and higher profitability was also reflected in an operating income margin of 10.5%. Consolidated net income for the fiscal year was 14,206 million yen, up 12.2%. These incomes all marked record highs.

Interim dividends were fixed at 15 yen per share. In accordance with the policy on distribution of dividends, year-end dividends are planned to be fixed at 7.5 yen per share, which will make annual dividends come to 22.5 yen per share (as each share of common stock was split into two shares during the fiscal year under review, the annual dividends, if calculated as if the stock split had been made at the beginning of the fiscal year, would be 15 yen per share).

Net Sales


(In millions of yen)
300,000
200,000
100,000
0
2000.3 2001.3 2002.3 2003.3 2004.3
(FY)

Income


(In millions of yen)
30,000
20,000
10,000
0
2000.3 2001.3 20002.3 2003.3 2004.3
(FY)
Operating Income
Recurring Income
Net Income

Performance by business area:

(In millions of yen, rounded down)

	Net Sales			Operating Income		
	Fiscal year ended March 31, 2004	Fiscal year ended March 31, 2003	Increase (decrease)	Fiscal year ended March 31, 2004	Fiscal year ended March 31, 2003	Increase (decrease)
Toys & hobby	145,820	131,944	13,875	11,653	9,319	2,334
Lifestyle	19,059	18,216	843	2,051	2,115	(64)
Amusement	15,483	16,041	(557)	554	811	(256)
Game software	38,784	38,053	731	6,225	7,137	(912)
Visual	31,859	29,870	1,988	5,541	4,703	837
Network	10,255	8,580	1,674	1,959	2,165	(206)
Other areas	13,325	12,871	453	691	626	64

Toys & hobby area

The toys & amusement area recorded net sales of 145,820 million yen for the fiscal year, up 10.5% year on year, and operating income of 11,653 million yen, up 25.0%.

Popular domestic products included character toys for boys led by *Power Rangers (Bakuryu Sentai AbaRanger)* and *Masked Rider 555*, *Mobile Suit Gundam* series models and *Konjikino Gashbell* cards. Additionally, vending machine products and candy-toys performed well.

Overseas, character toys for our mainstay *Power Rangers* series focused on figures continued to do well. Character toys for girls, specifically, *Strawberry Shortcake* in America and *Bratz* in Europe, showed good growth. Net sales and incomes increased. The business area overall achieved increased revenue and profits.

Lifestyle area

The lifestyle area recorded net sales of 19,059 million yen for the fiscal year, up 4.6% year on year, and operating income of 2,051 million yen, down 3.1%.

Sales of apparel goods, including clothing items for children mainly featuring *Power Rangers (Bakuryu Sentai AbaRangers)* and *Soreike! Anpanman* series, and clothing items for adolescents led by our inner cloth brand "*mi·ke·ra*" series showed strong performance. Additionally, *Bikkura Tamago* series of egg-shaped bath salts with a figure of a popular character gained high popularity.

While this produced an increase in revenues for the year, an increase in advertising and general publicity expenses and other costs relating to new projects resulted in a decline in operating income.

Amusement area

The amusement area recorded net sales of 15,483 million yen for the fiscal year, down 3.5%

year on year, and operating income of 554 million yen, down 31.6%.

In our amusement facility operation, sales increased steadily due to refurbishing of our existing facilities and the addition of five facilities targeting families, annexed to marquee shopping centers. In our amusement prizes business, some products led by *From TV Animation One Piece* and *Masked Rider 555* gained popularity. However, overall sales were poor and costs of up-front investment in the amusement facility operation increased. The business area overall achieved decreased revenue and profits.

Game software area

The game software area recorded net sales of 38,784 million yen for the fiscal year, up 1.9% year on year, and operating income of 6,225 million yen, down 12.8%.

In Japan, game software for characters, including *Mobile Suit Gundam* series, *NARUTO – Narutimate Hero* and *ONE PIECE Grand Battle! 3*, produced strong performance. We globally promoted marketing of *Dragon Ball Z* series and *.hack (dot hack)* series, which gained strong loyalty.

While this produced an increase in revenues for the year, an increase in up-front investment in new titles to be launched in the following fiscal years to come and other costs resulted in a decline in operating income.

Visual area

The visual area recorded net sales of 31,859 million yen for the fiscal year, up 6.7% year on year, and operating income of 5,541 million yen, up 17.8%.

Bandai Visual's sales of DVD software contributed, led by *Mobile Suit Gundam SEED*, as well as *Knights Of The Zodiac (Saint-Seiya)* and *Ghost In The Shell* series targeting visual fans. We launched new products based on our one-source and multi-use strategy, such as DVD software and books.

In addition, the TV animation features *Mobile Suit Gundam SEED* produced by Sunrise Inc. gained popularity among viewers over a broad age spectrum, and produced Group synergies in visual contents as these programs' popularity was leveraged among Bandai Group companies through the commercialization of products in various business domains, including DVD software and models.

The business area overall achieved increased revenue and profit.

Network area

The network area recorded net sales of 10,255 million yen for the fiscal year, up 19.5% year on year, and operating income of 1,959 million yen, down 9.5%.

Mobile content services showed good performance, led by contents for stand-by modes and game software compatible with more sophisticated mobile phones. We also actively promoted high-quality contents of melodies signaling incoming calls and e-commerce business. Overseas, we have expanded business in alliance with local telecommunications carriers.

Broadband content services, especially animations, also showed strong performance.

While this produced an increase in revenues for the year, an increase in promotional costs to increase the number of new subscribers for contents of melodies signaling incoming calls resulted in a decline in operating income.

Other business areas

Sales in the other business areas were 13,325 million yen, up 3.5% year on year, and operating income was 691 million yen, up 10.3%.

These areas are comprised of companies involved in distribution, leasing, printing and other support functions for the Bandai Group. Efforts in improving operational efficiency by integrating the operating centers in the distribution business resulted in increased net sales and operating income.

Performance by region:

(In millions of yen, rounded down)

	Net Sales			Operating Income		
	Fiscal year ended March 31, 2004	Fiscal year ended March 31, 2003	Increase (decrease)	Fiscal year ended March 31, 2004	Fiscal year ended March 31, 2003	Increase (decrease)
Japan	213,206	203,557	9,648	21,426	20,374	1,051
America	27,721	28,548	(826)	1,629	3,777	(2,148)
Europe	22,271	15,304	6,967	4,126	2,554	1,572
Asia	28,448	24,143	4,304	2,019	572	1,447

Japan

Consolidated net sales for the fiscal year in the region were 213,206 million yen, up 4.7% year on year, and operating income was 21,426 million yen, up 5.2%.

By geographical region, in the toys & hobby area, popular domestic products included character toys for boys led by *Power Rangers (Bakuryu Sentai AbaRanger)* and *Masked Rider 555*, *Mobile Suit Gundam* series models and *Konjikino Gashbell* cards. Additionally, vending machine products and candy-toys performed well and made a large contribution to sales and profits.

In addition, the TV animation features *Mobile Suit Gundam SEED* produced by Sunrise Inc. become extremely popular and Group synergies were produced in visual contents through the commercialization of products in various business domains among Bandai Group companies, such as DVD software marketed by Bandai Visual Co., Ltd. Moreover, favorable growth was seen in mobile contents services of Bandai Networks Co., Ltd., specifically.

As a result of these factors, both net sales and income have demonstrated good movement.

America

Consolidated net sales for the fiscal year in the United States and Canada were 27,721 million yen, 2.9% down year on year, and operating income was 1,629 million yen, down 56.9%.

In the USA/Canada region, the *Power Rangers* Series, which are our major characters among those for boys, showed strong movement. In September 2003, we launched marketing of *SD Gumdam Force* from the United States to leverage our contents targeting younger generations. Sales of characters for girls, particularly *Strawberry Shortcake* for which full-fledged marketing began in 2002 showed good growth.

Sales of video game software from our *.hack (dot hack)* series, which was launched simultaneously with TV broadcasting of the series that had gained high popularity in Japan, has shown healthy movement.

However, both net sales and operating income decreased due to a decline in the gross margin rate resulting from a change of the merchandising line and an increase in advertising and general publicity expenses and other costs relating to the launch of new characters.

Europe

Consolidated net sales for the fiscal year in the region were 22,271 million yen, up 45.5% year on year, and operating income was 4,126 million yen, up 61.5%.

In France, England, Spain and other European regions, the *Power Rangers* series – particularly the toys, game software, such as Dragon Ball Z, and the fashion dolls of *Bratz*, a girl's character originating in the U.S. showed strong movement.

In England, a hobby product "*Badge it!*" (or *can badge good!* in Japan) for creating original badges gained a high level of popularity and won the award of "Creative Toy of the Year".

As a result of these factors, both net sales and income have demonstrated good movement.

Asia

Consolidated net sales for the year in the region were 28,448 million yen, up 17.8% year on year, and operating income was 2,019 million yen, up 252.9%.

This region is comprised of toy-related production companies in the Asian region (mainly Hong Kong and Thailand), which are involved in activities such as production management, material procurement, and supply of products to Bandai and its overseas group companies.

In the marketing division, favorable growth was seen in products of the *Mobile Suit Gundam* series, among other things. BANDAI KOREA CO., LTD. became a consolidated subsidiary. The production division was made more efficient. As a result, both net sales and income demonstrated good movement.

2. Forecast for the next fiscal year

(In millions of yen, rounded down)

	Net Sales	Recurring Income	Net Income	Net Income per Share	ROA (%)
Fiscal Year ended March 31, 2004	280,000	30,000	14,800	147.70 yen	12.5
Fiscal Year ended March 31, 2003	263,174	27,221	14,206	142.28 yen	12.0
Change in %	6.4	10.2	4.2	3.8	-

The Japanese economy has registered tones of recovery, as shown in better corporate earnings and higher stock prices, and also shown some bright signs in employment and personal consumption. However, the economy seems to remain unforeseeable. In response, under our new three-year Medium-Term Management Plan, which commenced in April 2003, we will continue to be committed to the business expansion focused on profitability. We will also implement twin strategies: creating new businesses leveraging our character assets and further expanding our existing businesses, with the aim of raising sales to a new height.

In Japan, in addition to our popular branded characters, led by "*Power Rangers (Tokuso Sentai DekaRangers)*" and *Masked Rider Blade*, we will develop contents for grade school children, including *Kaiketsu Zorori* and *Legendz ~ Tale of the Dragon Kings*, and contents for girls, such as *Pretty Cure*. As to a theatrical animation *STEAMBOY* to be launched in July 2004, we will exert our group-wide efforts to maximize our content value.

Moreover, we will aggressively market our *Tamagotchi Plus*, which was launched in March 2004 and *Konjikino Gashbell* cards, which have gained popularity since 2003. Simultaneously, in collaboration with third parties, we will work to have synergistic effects of know-how of our Group's character business and know-how of the third parties.

In our overseas markets, in addition to our popular branded character, *Power Rangers*, we will aggressively market *Gumdam* series, including *SD Gumdam Force* and *Gundam SEED*. Moreover, we will aggressively develop characters originating in America, such as *Strawberry Shortcake* and *Teen Titans*, in America, as well as *Pokemon* and *Movie version: The Thunderbird* in Europe.

Under our business expansion strategies, we will start to market our game software globally on a full scale, switch over to distributing visual software among the Group and focus on expanding our business domains of candy-toys, products for vending machines and cards.

As a result of our efforts on these fronts, we anticipate consolidated net sales for the whole fiscal year to reach 280,000 million yen, up 6.4% year on year, recurring income of 30,000 million yen, up 10.2%, and net income of 14,800 million yen, up 4.2%. In addition, annual dividends of 15 yen per share are planned, including an interim dividend of 7.5 yen per share.

"Caution Relating to Results Projections"
The above projections are based on the information currently available to management, and estimates involving uncertain factors thought likely to have an effect on future results. As such, they include various risks and uncertainties. Actual results may differ materially from these projections for a variety of reasons, including changes in business environments, market trends and exchange rate fluctuations relevant to the business of Bandai and Bandai Group.

II. Statement of Finance

1. Financial status: overview

(In millions of yen, rounded down)

	FY 2004.3	FY 2003.3	Increase (decrease)
Total assets	228,075	225,683	2,392
Total liabilities	90,336	95,000	(4,663)
Total shareholders' equity	121,068	116,116	4,951
Cash flows from operating activities	20,032	28,009	(7,976)
Cash flows from investing activities	(9,830)	(3,967)	(5,862)
Cash flows from financing activities	(10,885)	14,780	(25,665)
Cash and cash equivalents at the end of the period	82,193	83,326	(1,132)

(1) Total Assets, Liabilities and Shareholders' Equity at the End of the Fiscal Year:

Total assets as of the end of the fiscal year increased by 2,392 million yen, owing to an increase in tangible fixed assets and investment in securities arising from increased investments for business expansion and an increase in notes and accounts receivable – trade though deferred tax assets, land revaluation decreased by 8,398 million yen as a result of the review of collectability thereof.

Liabilities decreased by 4,663 million yen due to retirement of bonds in 10,000 million yen.

Shareholders' equity increased by 4,951 million yen as net income for the year amounted to 14,206 million yen though for the difference of revaluation decreased by 9,212 million yen due to the reversal of deferred tax assets, land revaluation. As a result, the shareholders' equity ratio increased to 53.1% from 51.4% from the prior fiscal year.

(2) Cash Flows for the Fiscal Year

(Cash flows from operating activities)

Net cash provided by operating activities was 20,032 million yen, 7,976 million yen lower than the prior fiscal year, as an increase in notes and accounts receivable – trade amounted to 5,889 million yen (up 7,823 million from the prior fiscal year) while net income before income taxes amounted to 27,318 million yen, up 3,409 million yen from the prior fiscal year.

(Cash flows from investing activities)

Net cash used in investing activities was 9,830 million yen, 5,862 million yen higher than the prior fiscal year, reflecting mainly a decrease in proceeds from collection of loans receivable in 4,822 million yen compared to the prior fiscal year, as well as an increase in expenditures for the acquisition of tangible fixed assets in 3,526 million yen compared to the prior fiscal year.

(Cash flows from financing activities)

Net cash used in financing activities was 10,885 million yen, 25,665 million yen lower than the prior fiscal year, mainly because bonds were retired in 10,000 million yen, 5,000 million yen higher compared to the prior fiscal year and no new bonds were issued for fund-raising.

As a result, after exchange adjustment for cash and cash equivalents, cash and cash equivalents at the end of the period decreased by 1,132 million yen from the prior fiscal year to 82,193 million yen.

2. Outlook for Cash Flows in the Coming Year

Regarding cash flows for the coming year, net cash used in investing activities is expected to remain in the same level with the fiscal year under review as investing activities will be continued for business expansion. Net cash provided by operating activities is expected to increase slightly compared to the fiscal year under review owing to a forecast increase in business results, while net cash flows from financing activities are expected to increase as no retirement of bonds is anticipated. Consequently, the balance of cash and cash equivalents at the end of the next fiscal year is expected to be higher than the fiscal year under review.

3. Trend in Cash Flow Indicators

	FY 2000.3	FY 2001.3	FY 2002.3	FY 2003.3	FY 2004.3
Shareholders' Equity Ratio	41.9%	52.2%	54.3%	51.4%	53.1%
Current Market Value Shareholders' Equity Ratio	85.5%	102.7%	89.9%	96.4%	114.6%
Years Required for Debt Repayment (years)	4.5	3.5	1.0	1.0	1.6
Interest Coverage Ratio	12.7	8.4	41.1	70.4	48.4

Notes: Shareholders' Equity Ratio: Shareholders' Equity/Total Assets

Current Market Value Equity Ratio: Market Capitalization/Total Assets

Years Required for Debt Repayment: Interest-Bearing Debt/Operating Cash Flows

Interest Coverage Ratio: Operating Cash Flows Interest Payments

* All indicators are based on consolidated-basis financial data.

* Market capitalization is calculated as end-of-period stock price X number of outstanding shares (with the deduction of shares of treasury stock) at the end of the period.

* Operating cash flows used are cash flows from operating activities as reported in the consolidated cash flow statement. Interest-bearing debt consists of the total amount of interest-bearing liabilities as reflected on the consolidated balance sheets. In addition, the interest payments used are taken from the statement of consolidated cash flows.

4. Consolidated Financial Statements

(1) Consolidated Balance Sheets

(In millions of yen, rounded down)

	Current fiscal year (As of March 31, 2004)		Prior fiscal year (As of March 31, 2003)		Change
	Amount	%	Amount	%	Amount
(Assets)					
CURRENT ASSETS	**163,130**	**71.5**	**158,781**	**70.4**	**4,348**
Cash and time deposits	77,433		81,594		
Notes and accounts receivable – trade	51,287		45,670		
Marketable securities	7,178		4,946		
Inventories	7,920		8,115		
Advance payments	8,900		7,791		
Short-term loans	-		386		
Deferred tax assets – current	5,221		5,085		
Other current assets	5,843		5,883		
Allowance for doubtful receivables	(655)		(691)		
FIXED ASSETS	**64,945**	**28.5**	**66,901**	**29.6**	**(1,956)**
Tangible Fixed Assets	40,369	17.7	37,184	16.5	3,184
Buildings and structures	14,379		11,003		
Machinery and equipment	689		613		
Tools and instruments	7,839		7,206		
Land	16,372		16,598		
Construction in progress	1,087		1,762		
Intangible Fixed Assets	2,247	1.0	2,577	1.1	(329)
Consolidated adjustments	80		35		
Other intangible fixed assets	2,167		2,541		
Investment and Other Assets	22,328	9.8	27,139	12.0	(4,811)
Investment in securities	14,751		10,861		
Long-term loans	949		661		
Deferred tax assets - non-current	3,577		4,369		
Deferred tax assets, land revaluation	-		8,398		
Other assets	4,045		3,970		
Allowance for doubtful receivables	(994)		(1,121)		
TOTAL ASSETS	**228,075**	**100.0**	**225,683**	**100.0**	**2,392**

(In millions of yen, rounded down)

	Current fiscal year (As of March 31, 2004)		Prior fiscal year (As of March 31, 2003)		Change
	Amount	%	Amount	%	Amount
(Liabilities)					
CURRENT LIABILITIES	**61,318**	**26.9**	**67,215**	**29.8**	**(5,896)**
Notes and accounts payable – trade	26,800		27,057		
Short-term bank loans	316		1,480		
Current maturities of bonds	-		10,000		
Accounts payable - other	20,054		17,231		
Accrued income taxes	7,454		5,006		
Other current liabilities	6,693		6,440		
FIXED LIABILITIES	**29,018**	**12.7**	**27,785**	**12.3**	**1,233**
Bonds	25,200		25,200		
Long-term debt	10		69		
Deferred tax liabilities, land revolution	813		-		
Accrued retirement and severance benefits	534		549		
Officers' retirement allowance reserve	1,416		1,395		
Other fixed liabilities	1,042		570		
TOTAL LIABLITIES	**90,336**	**39.6**	**95,000**	**42.1**	**(4,663)**
(Minority Interests)					
Minority interests	16,670	7.3	14,566	6.5	2,104
(Shareholders' Equity)					
Common stock	24,292	10.6	23,633	10.5	659
Capital surplus	23,625	10.4	22,966	10.2	659
Earned surplus	92,523	40.6	79,734	35.3	12,788
Difference on revaluation	(21,298)	(9.3)	(12,085)	(5.4)	(9,212)
Other valuation differences of securities	2,600	1.1	927	0.4	1,672
Foreign currency translation adjustment	(511)	(0.2)	1,090	0.5	(1,601)
Treasury stock	(165)	(0.1)	(151)	(0.1)	(13)
Total Shareholders' Equity	**121,068**	**53.1**	**116,116**	**51.4**	**4,951**
Total Liabilities, Minority Interests and Shareholders' Equity	**228,075**	**100.0**	**225,683**	**100.0**	**2,392**

(2) Consolidated Statements of Income

(In millions of yen, rounded down)

	Current fiscal year (April 1, 2003 to March 31, 2004)		Prior fiscal year (April 1, 2002 to March 31, 2003)		Change
	Amount	%	Amount	%	Amount
Net Sales	**263,174**	**100.0**	**244,949**	**100.0**	**18,224**
Cost of Sales	**146,916**	**55.8**	**138,149**	**56.4**	**8,767**
Gross Profit	**116,258**	**44.2**	**106,800**	**43.6**	**9,457**
Selling, General and Administrative Expenses	**88,607**	**33.7**	**80,932**	**33.0**	**7,674**
Operating Income	**27,651**	**10.5**	**25,868**	**10.6**	**1,782**
Non-operating Income	**1,359**	**0.5**	**1,595**	**0.7**	**(235)**
Interest income	386		439		
Dividend income	147		-		
Rental income	203		329		
Investment income applied by the equity method	-		345		
Other non-operating income	621		480		
Non-operating Expenses	**1,789**	**0.7**	**1,028**	**0.5**	**760**
Interest expense	347		378		
Bond issuing expense	-		140		
Foreign exchange loss	324		347		
Investment loss applied by the equity method	838		-		
Other non-operating expenses	279		161		
Recurring Income	**27,221**	**10.3**	**26,435**	**10.8**	**786**

(In millions of yen, rounded down)

	Current fiscal year (April 1, 2003 to March 31, 2004)		Prior fiscal year (April 1, 2002 to March 31, 2003)		Change
	Amount	%	Amount	%	Amount
Extraordinary Income	**2,028**	**0.8**	**551**	**0.2**	**1,477**
Gain on sale of fixed assets	29		132		
Gain on sale of investment in securities	804		266		
Gain on sale of equities of affiliated companies	1,063		-		
Reserved allowance for doubtful receivables	130		152		
Extraordinary Loss	**1,932**	**0.7**	**3,077**	**1.2**	**(1,145)**
Loss on sale of fixed assets	11		314		
Loss on disposal of fixed assets	994		1,139		
Loss on valuation of fixed assets	-		247		
Loss on special depreciation of fixed assets	-		586		
Loss on sale of investment in securities	16		2		
Loss on write-down of investment in securities	72		620		
Loss on write-down of investments in shares of affiliated companies	619		153		
Loss on write-down of guarantee money deposited	68		14		
Compensation to tenants for suspension of operations	150		-		
Net Income before Income Taxes	**27,318**	**10.4**	**23,908**	**9.8**	**3,409**
Corporate Income, Inhabitant and Enterprise Taxes	**12,743**	**4.8**	**9,439**	**3.9**	**3,303**
Tax Adjustments	**(605)**	**(0.2)**	**448**	**0.2**	**(1,054)**
Minority Interests	**974**	**0.4**	**1,353**	**0.5**	**(379)**
Net Income	**14,206**	**5.4**	**12,667**	**5.2**	**(1,539)**

(3) Consolidated Statements of Retained Earnings

	In millions of yen, rounded down	
	Current fiscal year April 1, 2003 to March 31, 2004	Current fiscal year April 1, 2002 to March 31, 2003
	Amount	Amount
(Capital Surplus)		
I . Consolidated Capital Surplus at the Beginning of the Period:	**22,966**	**22,959**
II. Increase in Consolidated Capital Surplus:	**659**	**7**
Increase in retained earnings by exercise of rights to subscribe for new shares	659	7
III. Consolidated Retained Earnings at the End of the Period....	**23,625**	**22,966**
(Earned Surplus)		
I . Consolidated Earned Surplus at the Beginning of the Period:	**79,734**	**68,584**
II. Increase in Earned Surplus:	**15,223**	**12,781**
Net income	**14,206**	**12,667**
Increase in earned surplus resulting from inclusion in the scope of consolidation	238	
Increase in earning surplus by capital increase of consolidated subsidiaries	777	-
Reversal of the difference on land revaluation	-	114
III. Decrease in Earned Surplus:	**2,434**	**1,631**
Cash dividend	1,957	1,467
Bonus to officers	227	164
Decrease in earned surplus resulting from exclusion from the scope of consolidation	203	-
Decrease in earned surplus by capital increase of associated companies accounted for by the equity method	16	-
Decrease in earned surplus by capital increase of consolidated subsidiaries	29	-
IV . Consolidated Earned Surplus at the End of the Period	**92,523**	**79,734**

(4) Consolidated Statements of Cash Flows

(In millions of yen, rounded down)

	Current fiscal year (April 1, 2003 to March 31, 2004)	Prior fiscal year (April 1, 2002 to March 31, 2003)
I. Cash Flows from Operating Activities		
Net income before tax adjustments	27,318	23,908
Depreciation	7,148	6,884
Special depreciation of fixed assets	-	586
Amortization of consolidation goodwill	20	1,089
Increase (decrease) in allowance for doubtful receivables	(105)	280
Decrease in accrued retirement and severance benefits	(7)	(194)
Increase in estimated liability for officers' retirement allowance reserve	31	223
Interest and dividend income	(534)	(541)
Interest expense	347	378
Foreign exchange loss (gain)	159	176
Loss (gain) on sale of marketable securities	(22)	24
Equity in loss (earnings) in non-consolidated subsidiaries and associated companies accounted for by the equity method	838	(345)
Loss on disposal of fixed assets	994	1,139
Loss (gain) on valuation of fixed assets	-	247
Loss (gain) on sale of fixed assets	(18)	182
Loss (gain) on sale of investment in securities	(1,851)	(264)
Loss on write-down of investment in securities	691	773
Decrease (increase) in notes and accounts receivable—trade	(5,889)	1,933
Decrease (increase) in inventories	159	(501)
Increase (decrease) in notes and accounts payable—trade	(291)	(1,349)
Increase (decrease) in accounts payable	2,895	-
Increase (decrease) in consumption tax payable	(339)	174
Payment of bonus to officers	(280)	(200)
Other	(1,103)	2,575
Subtotal	**30,161**	**37,182**
Amount of interest and dividends received	628	592
Amount of interest paid	(414)	(397)
Amount of income and other taxes paid	(10,342)	(9,368)
Net cash provided by operating activities	**20,032**	**28,009**

(In millions of yen, rounded down)

	Current fiscal year (April 1, 2003 to March 31, 2004)	Prior fiscal year (April 1, 2002 to March 31, 2003)
II. Cash Flows from Investing Activities		
Payments for deposit in time deposits	(275)	(1,222)
Proceeds from withdrawal from time deposits	1,026	1,918
Payments for acquisition of marketable securities	(2,998)	(499)
Proceeds from sale of marketable securities	3,108	24
Payments for acquisition of tangible fixed assets	(11,032)	(7,505)
Proceeds from sale of tangible fixed assets	483	1,510
Payments for acquisition of investment in securities	(2,823)	(1,162)
Proceeds from sale of investment in securities	1,918	783
Proceeds from (payments for) purchase of consolidated company stock	144	(1,052)
Proceeds from sales of consolidated company stock	1,325	-
Payments for furnishing loans receivable	(600)	(934)
Proceeds from collection of loans receivable	436	5,259
Other	(542)	(1,087)
Net cash provided by (used in) investing activities	**(9,830)**	**(3,967)**
III. Cash Flows from Financing Activities		
Net increase (decrease) in short-term loans payable	(1,108)	(2,104)
Payments for repayment of long-term loans payable	(146)	(1,165)
Proceeds from issuing of bonds	-	24,859
Payments for retirement of bonds	(10,000)	(5,000)
Proceeds from issuing of stocks	1,318	14
Proceeds from minority shareholders' subscription	1,354	-
Proceeds from acquisition of treasury stock	(15)	(30)
Amount of cash dividends paid	(1,957)	(1,467)
Amount of cash dividends paid to minority shareholders	(330)	(326)
Net cash provided by (used in) financing activities	**(10,885)**	**14,780**
IV. Exchange Adjustment for Cash and Cash Equivalents	**(830)**	**(581)**
V. Net Increase (Decrease) in Cash and Cash Equivalents	**(1,513)**	**38,240**
VI. Cash and Cash Equivalents at the Beginning of the Period	**83,326**	**45,005**
VII. Increase in Cash and Cash Equivalents Resulting from Inclusion in the Scope of Consolidation	**506**	**80**
VIII. Decrease in Cash and Cash Equivalents Resulting from Exclusion in the Scope of Consolidation	**(125)**	**-**
IX. Cash and Cash Equivalents at the End of the Period	**82,193**	**83,326**

I. Important Information Constituting the Basis of Preparation of Financial Statements

1. Information Concerning the Scope of Consolidation

(1) Consolidated subsidiaries:

A total of 30 subsidiaries are included in the scope of consolidation. Their names are not listed here, but are available in Section 1. "Information on the Bandai Group."

Moreover, due to the increasing importance of Bandai Channel Co., Ltd. and Bandai Korea Co., Ltd., the incorporation of PleasureCast Co., Ltd. during the period under review and the subscription by Bandai for shares of BanPocket Co., Ltd. upon a capital increase during the period, they have been included as fully consolidated subsidiaries from the period under review.

Bandai Automobile Co., Ltd. and Bandai Pte. Ltd., which had been consolidated subsidiaries for the prior fiscal year, were removed from the scope of consolidation from the period under review as they were less important.

(2) Unconsolidated subsidiaries:

17 of the Company's subsidiaries, including Sunrise Interactive Co. Ltd., are excluded from the scope of consolidation because total assets, total sales and total net income (corresponding to equity therein), and total retained earnings (corresponding to equity therein) for each company would not have a material impact on the consolidated financial statements.

2. Information Concerning Application of the Equity Method

(1) Application of equity method:

3 affiliated companies are accounted for by the equity method: Happinet Corp., Sotsu Agency Co., Ltd. and Tohato Inc.

Tohato Inc., which has become an affiliated company as a result of the acquisition of the shares thereof during the period under review, has been included in the scope of application of the equity method.

(2) Unconsolidated subsidiaries and affiliated companies to which equity method was not applied:

The equity method was not applied to 17 non-consolidated subsidiaries and 2 affiliated companies, including K.K. Maxim Hokkaido because such treatment would have only an immaterial impact on the Group's consolidated net income and consolidated retained earnings and they are insignificant.

3. Information Concerning the Fiscal Year Ending Dates for Consolidated Subsidiaries

(1) Consolidated Subsidiaries with Fiscal Year End of March:

Banpresto Co., Ltd., Bandai Networks Co., Ltd. and Banpresoft Co., Ltd.

(2) Consolidated subsidiaries with Fiscal Year End of February:

Bandai Visual Co., Ltd., Megahouse Corp., Palbox Co., Ltd., Popy Co., Ltd. Sunrise Inc., Seika Co., Ltd., Bandai Logipal Inc., Banalex Corp., Banwave Co., Ltd., Bec Co., Ltd., Seeds Co., Ltd., Plex Co., Ltd., and Sunlink Co., Ltd., Bandai Channel Co., Ltd., PleasureCast Co., Ltd. and BanPocket Co., Ltd.

Net income of PleasureCast Co., Ltd. is consolidated for seven months up to the end of February.

(3) Consolidated subsidiaries with Fiscal Year End of January:

Artpresto Co., Ltd.

(4) Consolidated subsidiaries with Fiscal Year End of December:

BANDAI AMERICA INC., BANDAI ENTERTAINMENT INC., BANDAI S.A., BANDAI U.K. LTD., BANDAI ESPANA S.A., BANDAI (H.K.) CO., LTD., BANPRESTO (H.K.) LTD. BHK TRADING LTD., BANDAI INDUSTRIAL CO. LTD. and BANDAI KOREA CO., LTD.

Because the fiscal year end date for consolidated purposes and those for the above subsidiaries are within three months, the financial statements for the above companies are used as a basis for consolidation. Statements are adjusted for material dealings taking place between such individual companies' fiscal year end dates and the consolidated fiscal year end date.

4. Information Concerning Accounting Policies

(1) Significant valuation basis and method of assets

(i) Marketable securities:

Bonds to be held to maturity:

Stated at amortized cost (straight-line method)

Other securities:

Securities with market values:

- Stated at market value using, among others, market prices on fiscal year end dates. (Valuation differences are reflected directly in shareholders' equity and cost of sale is calculated through the moving average method).

Securities without market values:

- Stated at cost based on the moving average method.

(ii) Derivative trading:
Stated using market price method.

(iii) Inventories:
The Company and domestic consolidated subsidiaries:
Stated at cost under the gross average method.

Overseas consolidated subsidiaries:
Generally stated at the lower of cost or market, under the first-in first-out (FIFO) method.

(2) Significant Depreciation Methods for:

(i) Tangible fixed assets:

The Company and domestic consolidated subsidiaries:

- Generally the declining balance method is used.
- However, for buildings (excluding equipment attached thereto) acquired on or after April 1, 1998, depreciation is determined by the straight-line method.
- Useful life of buildings and structures is 2 to 50 years.

  Useful life of tools and instruments is 2 to 20 years.

Overseas consolidated subsidiaries:

- Generally the straight-line method, using estimated useful life
- Useful life of building and structures is 5 to 50 years.
- Useful life of tools and instruments is 2 to 20 years.

(ii) Intangible fixed assets:
The straight-line method is used. Useful life of software used internally is 2 to 5 years.

(3) Significant Basis of Recognition for Provisions

(i) Allowance for doubtful receivables:
In order to be prepared for potential losses due to bad debts, historical credit loss ratios are used for ordinary receivables.

Uncollectible amounts are recorded based on individual consideration of the account's potential for collection for receivables clearly at risk and receivables from companies under bankruptcy or reorganization processes.

(ii) Accrued retirement and severance benefits:
To prepare for retirement and severance benefits to employees, an amount considered to have accrued as of the end of the consolidated fiscal year in accordance with estimated retirement benefit obligations and pension assets as of the ending date of the current fiscal year is recorded.

Actuarial gain/loss is amortized in equal amounts over 10 years from the following consolidated fiscal year (within the average remaining period of service for affected employees).

(iii) Officers' retirement allowance reserve:
The Company and domestic consolidated subsidiaries record the amounts payable in accordance with their internal rules if all directors and corporate auditors would have retired at the end of the fiscal year.

(4) Significant Accounting Policies for Translation of Assets and Liabilities into Japanese Currency:

Receivables and payables denominated in foreign currencies are translated at spot exchange rates prevailing at each consolidated fiscal year end, and resulting gains or losses are included in income.

Assets and liabilities of overseas subsidiaries are translated at spot exchange rates prevailing at each fiscal year end while revenues and expenses of the same are translated at the average rates for the period. The differences resulting from such translation are reported in "Minority Interests" and "Foreign Currency Translation Adjustment," a separate component in Total Shareholders' Equity.

(5) Significant Accounting Policies for Lease Transactions:

The Company and consolidated subsidiaries account for financing lease transactions other than those in which titles to leased property are transferred to lessees by applying thereto such accounting treatment as is applicable to ordinary lease transactions.

(6) Significant Accounting Policies for Hedging:

(i) Accounting for hedging:
The Company used deferred hedge accounting.

The allocation method is used for forward exchange contracts when appropriate.

(ii) Hedging instruments and hedged items:
Hedging instruments: forward exchange contracts.

Hedged items: liabilities as well as scheduled transactions denominated in foreign currencies.

(iii) Hedging policies:
For the purpose of reducing risks arising from fluctuations in exchange rates involved in operational and financing activities.

(iv) Method of assessing the effectiveness of hedging:

The effectiveness of a hedging transaction is in principal determined by comparing the cumulative change in the cash flows or market movement of the hedged item and that of the hedging instrument from the start of hedging to the time of assessing the effectiveness thereof.

However, if important conditions are common for the hedging instrument and the hedged asset, liability, or scheduled transaction, no such determination is made because it is apparent that 100% effectiveness in hedging was achieved.

(7) Accounting treatment of consumption tax:
Consumption tax is accounted for separately and is not included in each account.

5. Valuation of Consolidated Subsidiaries Assets and Liabilities

Assets and liabilities of consolidated subsidiaries are valued by the full market value method.

6. Amortization of Consolidated Adjustments

Consolidated adjustments are amortized on a straight-line basis over 5 years.

7. Appropriation of Retained Earnings

The consolidated statement of retained earnings is based on the profit appropriations of consolidated companies settled during the consolidated fiscal year.

8. Scope of Cash and Cash Equivalents in the Consolidated Statements of Cash Flows

Cash and cash equivalents include cash on hand, deposits on demand, and short-term, highly liquid investments with maturities of three months or less from the date of acquisition that are readily convertible to cash and are subject to only insignificant risk of changes in value.

II. Changes in Display Methods

(Consolidated balance sheet)

Short-term loans:

"Short-term loans" in current assets, which used to be displayed separately in the consolidated balance sheet, is displayed as part of "Other current assets", effective from the period under review, since the amount is insignificant.

For the fiscal year under review, short-term loans included in "Other current assets" are 220 million yen.

(Consolidated statement of income)

Dividend income:

Dividend income, which used to be displayed as part of "Other non-operating income" in the consolidated statement of income, is displayed separately as "Dividend income", effective from the period under review, since the amount exceeds 10/100 of the non-operating income for the period under review.

For the prior fiscal year, "Other non-operating income" included 101 million yen of dividend income.

(Consolidated statement of cash flows)

Increase (decrease) in accounts payable:

An increase (decrease) in accounts payable on the consolidated statement of cash flows, which used to be displayed as part of "Other" cash flows from operating activities, is displayed separately as "Increase (decrease) in accounts payable", effective from the period under review, since the amount is significant.

For the prior fiscal year, "Other" cash flows from operating activities included an increase (decrease) of 2,556 million yen in accounts payable.

III. Notes

Notes to Consolidated Balance Sheets

(In millions of yen, rounded down)

	Current fiscal year (ended March 31, 2004)	Prior fiscal year (ended March 31, 2003)
1. Accumulated Depreciation of Tangible Fixed Assets	43,679	41,674
2. Investments in Shares of Non-Consolidated Subsidiaries and Affiliated Companies		
Investments in securities (shares)	6,319	5,392
3. Assets Offered as Security and Secured Debts		
Cash and time deposits	80*	80*
Buildings and structures	-	287
Land	-	705
Total	80	1,073

* These amounts are offered as security upon acceptance of the guarantees of payments.

Secured Debts		
Short-term bank loans	-	147
Long-term debt	-	48
Total	-	195

4. Quasi-Guarantee Acts		
Company Name		
K.K. Maxim Hokkaido	150	150
Total	150	150

5. Discounted notes receivable	144	91

6. Land Revaluation

Land used for business was revaluated in accordance with the Land Revaluation Law (Law No. 34, March 31, 1998) and the difference on revaluation is included in shareholders' equity.

Revaluation method: In order to calculate land values that form the basis of land tax calculations as set forth in Article 16 of the Land Price Tax Law (Law No. 69, May 2, 1991), stipulated by Article 2, item 4 of the Ordinance to Implement the Land Revaluation Law (Cabinet Order No. 119, March 31, 1998), the Company made rational adjustments, such as to prices by distance from road, based upon the procedure stipulated and promulgated by the Director of the National Tax Agency.

Revaluation date: March 31, 2002

As of March 31, 2004, the current market value of property that had been revalued was 676 million yen lower than the new post-revaluation book value of this property.

7. Number of issued shares of the Company (shares)	98,559,764	48,925,882
8. Shares of treasury stock held by consolidated subsidiaries and affiliated companies accounted for by the equity method	113,955	55,535

(shares) ....

(Notes to Consolidated Statements of Income)

(In millions of yen, rounded down)

	Current fiscal year (ended March 31, 2004)	Prior fiscal year (ended March 31, 2003)
1. Major Components of Selling, General and Administrative Expenses		
Advertisement expense	24,924	22,620
Compensation to officers and employee salaries and benefits	17,769	16,487
Increase in allowance for accrued retirement and severance benefits	723	603
Increase in allowance for officers' retirement allowance reserve	261	412
Research and development expense	18,434	14,880
Increase in allowance for doubtful receivables	252	701
2. Total of research and development expense (included in selling, general and administrative expenses)	18,434	14,880

(Notes to Consolidated Statement of Cash Flows)

(In millions of yen, rounded down)

	Current fiscal year (ended March 31, 2004)	Prior fiscal year (ended March 31, 2003)
1. Relationship between cash and cash equivalents at the end of the fiscal year and the amounts of accounts on the consolidated balance sheet		
Cash and time deposits	77,433	81,594
Marketable securities	7,178	4,946
Total	84,612	86,541
Time deposits with maturities exceeding three months	(1,914)	(2,704)
Current maturities of bonds to be held to maturity	(504)	(509)
Cash and cash equivalents	82,193	83,326

2. Major components of assets and liabilities of the company that has newly become a consolidated subsidiary as a result of the acquisition by the Company of its shares

The relationship between the major assets and liabilities at the time of consolidation of accounts of BanPocket Co., Ltd. by the acquisition by the Company of its shares and the acquisition prices of the shares and payment for purchase of the shares (net):

(In million yen, rounded down)

	Current fiscal year (ended March 31, 2004)
Current assets	335
Fixed assets	7
Consolidated adjustments	43
Current liabilities	(294)
Fixed liabilities	(3)
Minority interests	(10)
Acquisition prices of the shares	78
Cash and cash equivalents	(224)
Payment for (proceeds from) purchase of the shares (net)	(146)

(Others)

① Information by Segment

1. Information by Business Area

(In millions of yen, rounded down)

	Current Fiscal Year April 1, 2003 to March 31, 2004					
	Toys & Hobby	Lifestyle	Amusement	Game Software	Visual	Network
Ⅰ. Net Sales and Operating Income (Loss):						
Net sales						
(1) Sales to outside customers	144,328	18,963	14,635	38,759	30,942	10,061
(2) Inter-segment sales or transfers	1,491	95	847	24	916	193
Total	145,820	19,059	15,483	38,784	31,859	10,255
Operating expenses	134,166	17,008	14,928	32,559	26,317	8,295
Operating income (loss)	11,653	2,051	554	6,225	5,541	1,959
Ⅱ. Assets, depreciation expense and capital expenditures:						
• Assets	100,863	6,072	11,774	16,504	27,362	9,900
• Depreciation expense	4,269	24	572	310	510	153
• Capital expenditures	5,671	16	633	268	440	131

	Current Fiscal Year April 1, 2003 to March 31, 2004			
	Other	Total	Elimination or All Group	Consolidated
Ⅰ. Net Sales and Operating Income:				
Net sales				
(1) Sales to outside customers	5,483	263,174	-	263,174
(2) Inter-segment sales or transfers	7,842	11,412	(11,412)	-
Total	13,325	274,587	(11,412)	263,174
Operating expenses	12,634	245,910	(10,386)	235,523
Operating income	691	28,676	(1,025)	27,651
Ⅱ. Assets, depreciation expense and capital expenditures:				
• Assets	15,260	187,739	40,336	228,075
• Depreciation expense	1,100	6,941	207	7,148
• Capital expenditures	837	7,998	3,577	11,575

(In millions of yen, rounded down)

	Prior Fiscal Year April 1, 2002 to March 31, 2003					
	Toys and Amusement	Media	Other	Total	Elimination or All Group	Consolidated
I . Net Sales and Operating Income:						
Net sales						
(1) Sales to outside customers	210,056	29,078	5,815	244,949	–	244,949
(2) Inter-segment sales or transfers	496	792	7,056	8,344	(8,344)	–
Total	210,552	29,870	12,871	253,294	(8,344)	244,949
Operating expenses	188,753	25,166	12,245	226,165	(7,083)	219,081
Operating income	21,798	4,703	626	27,129	(1,260)	25,868
II . Assets, depreciation expense and capital expenditures:						
• Assets	133,794	24,424	13,260	171,480	54,203	225,683
• Depreciation expense	5,146	576	1,017	6,739	145	6,884
• Capital expenditures	5,623	554	1,367	7,546	1,046	8,593

Notes: 1 The "business area" classification is in accordance with the classification adopted for internal management purposes.

(Change in accounting treatment)

The business categories, which were previously shown by three business areas, "Toys and Amusement," "Media" and "Other Business," are shown by seven business areas, "Toys & Hobby," "Lifestyle," "Amusement," "Game Software," "Visual," "Network" and "Other Business," effective from the consolidated fiscal year under review. In accordance with the medium-term management plan that started in April 2003, the Company has introduced new business categories from consumers' perspectives. Consequently, the business segments also are rearranged.

The information by segment for the prior fiscal year by using the classification of business areas applicable to the current fiscal year is displayed below:

	Prior Fiscal Year April 1, 2002 to March 31, 2003					
	Toys & Hobby	Lifestyle	Amusement	Game Software	Visual	Network
I. Net Sales and Operating Income:						
Net sales						
(1) Sales to outside customers	130,441	18,181	14,979	38,022	29,078	8,430
(2) Inter-segment sales or transfers	1,503	34	1,061	30	792	150
Total	131,944	18,216	16,041	38,053	29,870	8,580
Operating expenses	122,625	16,100	15,229	30,915	25,166	6,415
Operating income (loss)	9,319	2,115	811	7,137	4,703	2,165
II. Assets, depreciation expense and capital expenditures:						
• Assets	92,955	5,959	11,482	14,571	24,449	5,604
• Depreciation expense	3,938	25	452	309	576	372
• Capital expenditures	4,365	24	712	161	554	342

	Prior Fiscal Year April 1, 2002 to March 31, 2003			
	Other	Total	Elimination or All Group	Consolidated
I. Net Sales and Operating Income:				
Net sales				
(1) Sales to outside customers	5,815	244,949	-	244,949
(2) Inter-segment sales or transfers	7,056	10,628	(10,628)	-
Total	12,871	255,578	(10,628)	244,949
Operating expenses	12,245	228,697	(9,616)	219,081
Operating income (loss)	626	26,880	(1,011)	25,868
II. Assets, depreciation expense and capital expenditures:				
• Assets	13,260	168,283	57,399	225,683
• Depreciation expense	1,017	6,692	192	6,884
• Capital expenditures	1,367	7,528	1,064	8,593

2. Main products of each business area

(1) Toys & hobby area:	Toys, candy toys, toys for vending machines, cards, models, etc.
(2) Lifestyle area:	Apparel, household goods, stationery, etc.
(3) Amusement area:	Amusement equipment and prizes, etc.
(4) Game software area:	Game software for home game machines and portable game machines, etc.
(5) Visual area:	Visual works, Visual software, etc.
(6) Network area:	Mobile phone contents, broadband video distribution, on-line game, etc.
(7) Other business area:	Transportation and warehousing of products, leasing, real estate management, printing, etc.

3. Of the operating expenses, the unallocatable amounts included in "elimination or all group" were 1,571 million yen for the current fiscal year, compared to 1,591 million yen for the prior fiscal year. Main components of these amounts include expenses incurred in the Company's general affairs and other administrative sections.

4. Of the assets, the amounts of assets of the Group included in "eliminations or all group" were 64,165 million yen for the current fiscal year, compared to 70,469 million yen for the prior fiscal year. This primarily consisted of the Company's working capital surplus (cash and time deposits), long-term investment funds (investment in securities), as well as administrative assets.

2. Information by Place-of-Business Segment

(In millions of yen, rounded down)

	Prior Fiscal Year April 1, 2003 to March 31, 2004						
	Japan	America	Europe	Asia	Total	Elimination or All Group	Consolidated
(I) Net Sales and Operating Income:							
Net sales							
(1) Sales to outside customers	208,157	26,921	22,271	5,823	263,174	-	263,174
(2) Inter-segment sales or transfers	5,048	799	-	22,624	28,472	(28,472)	-
Total	213,206	27,721	22,271	28,448	291,647	(28,472)	263,174
Operating expenses	191,779	26,092	18,145	26,428	262,445	(26,921)	235,523
Operating income	21,426	1,629	4,126	2,019	29,201	(1,550)	27,651
(II) Assets	137,940	18,535	20,277	9,640	186,394	41,681	228,075

	Current Fiscal Year April 1, 2002 to March 31, 2003						
	Japan	America	Europe	Asia	Total	Elimination or All Group	Consolidated
(I) Net Sales and Operating Income:							
Net sales							
(1) Sales to outside customers	198,985	27,742	15,304	2,917	244,949	-	244,949
(2) Inter-segment sales or transfers	4,572	805	-	21,225	26,603	(26,603)	-
Total	203,557	28,548	15,304	24,143	271,553	(26,603)	244,949
Operating expenses	183,182	24,770	12,749	23,571	244,274	(25,192)	219,081
Operating income	20,374	3,777	2,554	572	27,279	(1,410)	25,868
(II) Assets	119,576	20,012	15,815	8,089	163,495	62,188	225,683

Notes: 1. Method of Classification of Countries and Areas by Segment and Main Countries Belonging to Each Segment

(1) Classification of countries and areas by segment is based on geographical proximity.

(2) Main countries or areas included in each segment

(i) America: the United States, Canada

(ii) Europe: France, the United Kingdom, Spain

(iii) Asia: Hong Kong, Thailand and Korea

2. Of the operating expenses, the unallocatable amounts included in "elimination or all group" were 1,571 million yen for the current fiscal year, compared to 1,591 million yen for the prior fiscal year. Main components of these amounts include expenses incurred in the Company's general affairs and other administrative sections.

3. Of the assets, the amounts of assets of the Group included in "eliminations or all group" were 64,165 million yen for the current fiscal year, compared to 70,469 million yen for the prior fiscal year. This primarily consisted of the Company's working capital surplus (cash and time deposits), long-term investment funds (investment in securities), as well as administrative assets.

(Change in accounting treatment)

As a result of the rearrangement of the business segments, the method of accounting for group-wide assets has also been changed. Upon calculation the segment information of the prior fiscal year by using the method of accounting applicable to the current fiscal year, group-wide assets amounted to 78,145 million yen: assets of "Japan" and assets of "elimination or group-wide" amounted to 111,900 million yen and 69,864 million yen, respectively. The effect thereof on income is insignificant.

3. Foreign Sales

(In millions of yen, rounded down)

	Current Fiscal Year April 1, 2003 to March 31, 2004			
	America	Europe	Asia	Total
I. Net Foreign Sales:	28,051	22,732	6,066	56,850
II. Net Consolidated Sales:	-	-	-	263,174
III. Ratio of Net Foreign Sales to Net Consolidated Sales:	10.7%	8.6%	2.3%	21.6%

(In millions of yen, rounded down)

	Prior Fiscal Year April 1, 2002 to March 31, 2003			
	America	Europe	Asia	Total
I. Net Foreign Sales:	29,672	16,331	6,013	52,018
II. Net Consolidated Sales:	-	-	-	244,949
III. Ratio of Net Foreign Sales to Net Consolidated Sales:	12.1%	6.7%	2.4%	21.2%

Notes: 1. Net foreign sales is defined as total net sales by the Company and its consolidated subsidiaries in countries and areas other than Japan.

2. Method of Classification of Countries and Areas by Segment and Main Countries Belonging to Each Segment

(1) Classification of countries and areas by segment is based on geographical proximity.

(2) Main countries or areas included in each segment

(i) America: the United States, Canada

(ii) Europe: France, the United Kingdom, Spain

(iii) Asia: Hong Kong, Singapore, Thailand, South Korea, Australia

② Lease Transactions

Descriptions are omitted as information is disclosed via EDINET (Electronic Disclosure for Investors' NETwork).

③ Related Party Transactions for the Current Fiscal Year (April 1, 2003 to March 31, 2004)

1. Officers and individual shareholders

Category:	Officer
Name:	Koji Yanase
Address:	-
Occupation:	Corporate Auditor of the Company Attorney-at-law
Transaction:	Attorney retainer and expenses
Amount:	8 million yen
Accounts:	-

Note: The transaction amounts above do not include consumption taxes.

2. Subsidiaries

Category:	Subsidiary of associated company
Name:	Happinet JP Corp.
Location:	Taito-ku, Tokyo
Capital:	54 million yen
Business:	Sale of toys
Voting rights held:	-
Relationship:	1) Managerial relationships: - 2) Business relationships: sales agent for the Company
Transaction:	Sales of products for the Company (note 3)
Amount:	31,655 million yen
Accounts:	Accounts receivable-trade, balance 5,245 million yen

Notes:

1. The transaction amounts above do not include consumption taxes, while the balance of accounts receivable-trade at the end of the period includes consumption taxes.
2. Happinet JP Corp. is a 100% subsidiary of Happinet Corp., an associated company of the Company.
3. The transactions with Happinet JP Corp. are conducted under the same conditions as our other customers.

④ Tax Effect Accounting

(In millions of yen, rounded down)

	Current fiscal year (ended March 31, 2004)
1. Significant components of deferred tax assets and liabilities (consolidated)	
Deferred tax assets:	
Excess depreciation of fixed assets	6,451
Tax loss carry forward	2,207
Inventory valuation loss	1,623
Accrued bonuses	1,285
Prepaid research and development expense	1,047
Marketable securities valuation loss	739
Excess allowance for doubtful receivables	694
Accrued enterprise tax	648
Officers' retirement allowance reserve	577
Accrued retirement and severance benefits	171
Deferred excess depreciation of assets	112
Other	1,226
Sub total deferred tax assets	16,786
Valuation reserve	(3,342)
Total deferred tax assets	13,444
Deferred tax liabilities:	
Retained earnings of foreign subsidiaries	(2,629)
Other marketable securities valuation gain	(2,196)
Reserve for deferred income tax on fixed assets	(193)
Other	(64)
Total deferred tax liabilities	(5,083)
Net deferred tax assets	8,360

(Note) Net deferred tax assets are reported on the consolidated balance sheet as:

Current assets - Deferred tax assets	5,221
Fixed assets - Deferred tax assets	3,577
Current liabilities - Other current liabilities	(14)
Fixed liabilities - Other fixed liabilities	(423)

In addition to the above, deferred tax assets and liabilities due to land revaluation recorded as "deferred tax liabilities – land revaluation" are as follows:

Deferred tax assets due to land revaluation	9,573
Valuation reserve	(9,212)
Total deferred tax assets	360
Deferred tax liabilities due to land revaluation	(1,174)
Total deferred tax liabilities	(813)

2. Principal reasons for significant differences between normal effective statutory tax rate and the actual effective tax rate after application of tax effect accounting:

(In millions of yen, rounded down)

	Current fiscal year (ended March 31, 2004)
Effective statutory tax rate	42.0%
(Adjustments)	
Change in valuation reserve	0.6
Investment loss by the equity method	1.3
Permanent nondeductible expense such as entertainment expense	1.1
Inhabitants tax lump-sum payments	0.3
Tax credit such as special incentive measures for IT investment	(0.6)
Exclusion of dividends received from gross revenue	(0.1)
Other	(0.2)
Actual effective tax rate after application of tax effect accounting	44.4

⑤ Marketable Securities

1. Bonds Held to Maturity with Market Values

(In millions of yen, rounded down)

	Current fiscal year (ended March 31, 2004)			Prior fiscal year (ended March 31, 2003)		
(1)Bonds Held to Maturity (Market price exceeds balance sheet amount)	Balance Sheet	Market Price	Difference	Balance Sheet	Market Price	Difference
Government and Local Government Bonds, etc	-	-	-	9	9	-
Corporate Bonds	-	-	-	-	-	-
Other	-	-	-	-	-	-
Subtotal	-	-	-	9	9	-
(Market price does not exceed balance sheet amount)						
Government and Local Government Bonds, etc	9	9	-	-	-	-
Corporate Bonds	-	-	-	-	-	-
Other	-	-	-	-	-	-
Subtotal	9	9	-	-	-	-
Total	9	9	-	9	9	-

2. Other Securities with Market Values

(2) Other securities (Balance sheet amount exceeds acquisition cost)	Acquisition Cost	Balance Sheet	Difference	Acquisition Cost	Balance Sheet	Difference
Stocks	2,228	7,608	5,380	1,194	3,319	2,124
Bonds						
Corporate Bonds	-	-	-	100	100	-
Other	2	2	-	-	-	-
Subtotal	2,230	7,610	5,380	1,294	3,419	2,125
(Balance sheet amount does not exceed acquisition cost)						
Stocks	142	128	(14)	1,370	1,131	(238)
Bonds						
Corporate Bonds	-	-	-	150	136	(13)
Other	5	5	-	112	97	(15)
Subtotal	147	133	(14)	1,633	1,365	(267)
Total	2,377	7,743	5,366	2,928	4,785	1,857

Note: Stocks and other securities with market values included in Other Securities were recognized 591 million yen for the prior fiscal year and 28 million yen for the current fiscal year as impairment losses. These were:

Stocks whose fair value fell 50% or more: all stocks

Stocks whose fair value fell between 30 and 50%(not inclusive): stocks for which no recovery is expected

3. Other marketable securities sold during the prior and current fiscal years

(In millions of yen, rounded down)

	Current fiscal year (April 1, 2003 to March 31, 2004)	Prior fiscal year (April 1, 2002 to March 31, 2003)
Proceeds of sale	1,666	583
Total gains on sale	827	266
Total losses on sale	16	26

4. Principal Securities Not Valued at Market Value

Current Fiscal Year (ended March 31, 2004)

(In millions of yen, rounded down)

	See Balance Sheet
(1) Bonds Held to Maturity	1,536
Unlisted bonds	1,536
(2) Other securities	6,320
Unlisted stocks (excluding OTC stocks)	641
Unlisted bonds	5
FFF (Free Financial Fund)	72
MMF	3,102
CP	2,499
(3) Subsidiaries' and affiliates' stocks	1,874
Unlisted stocks	1,874

Prior Fiscal Year (ended March 31, 2003)

(In millions of yen, rounded down)

	See Balance Sheet
(1) Bonds Held to Maturity	538
Unlisted bonds	538
(2) Other securities	5,082
Unlisted stocks (excluding OTC stocks)	634
Unlisted bonds	9
FFF (Free Financial Fund)	72
MMF	3,365
CP	999
Other	1
(3) Subsidiaries' and affiliates' stocks	2,199
Unlisted stocks	2,199

5. Redemption Amounts for Other Marketable Securities with Maturities and Bonds which are to be held to Maturity

(In millions of yen, rounded down)

	Current fiscal year (ended March 31, 2004)				Prior fiscal year (ended March 31, 2003)			
	One year or less	More than one, up to five years	More than five, up to ten years	More than ten years	One year or less	More than one, up to five years	More than five, up to ten years	More than ten years
(Bonds)								
Government and Local Government Bonds, etc.	1,499	9	-	-	509	-	-	-
Corporate Bonds	5	-	36	-	4	242	38	-
Total	1,504	9	36	-	513	242	38	-

⑥ Derivative Transaction

Descriptions are omitted as information is disclosed via EDINET (Electronic Disclosure for Investors' NETwork).

⑦ Retirement and Severance Benefits

1. Retirement plan types

The Company has established as fixed benefit types, a qualified retirement benefit plan and comprehensive employees' pension fund. Additional benefits may also be paid at retirement. The Company changed from a retirement lump-sum grant system to the current qualified retirement benefit plan as of March 1, 1984.

Domestic consolidated subsidiaries (excluding some subsidiaries) have established as fixed benefit types, qualified retirement benefit plans, retirement lump-sum grants, or comprehensive employees' pension funds. Additional benefits may also be paid at retirement.

Some foreign consolidated subsidiaries have established defined contribution types.

2. Retirement benefit liabilities

(In millions of yen, rounded down)

	Current fiscal year (ended March 31, 2004)	Prior fiscal year (ended March 31, 2003)
① Retirement benefit liabilities	(5,968)	(5,429)
② Retirement plan assets	4,203	3,545
③ Unreserved retirement benefit liabilities(①+②)	(1,765)	(1,884)
④ Unrecognized transition liability	-	-
⑤ Unrecognized actuarial gain/loss	1,473	1,542
⑥ Unrecognized prior service liability (reduction in liability)	-	-
⑦ Consolidated balance sheet book value, net(③+④+⑤+⑥)	(291)	(341)
⑧ Prepaid pension expense	242	208
⑨ Accrued retirement and severance benefits(⑦−⑧)	(534)	(549)

Notes: 1. In addition to the plan assets shown above, there are also 7,680 million yen for the current fiscal year and 6,082 million yen for the prior fiscal year in plan assets under the employees' pension fund (accounted for by the ratio of contribution).

2. To calculate retirement benefit liabilities, some subsidiaries have adopted the simplified method.

3. Retirement benefit expenses

(In millions of yen, rounded down)

	Current fiscal year (ended March 31, 2004)	Prior fiscal year (ended March 31, 2003)
① Service cost	575	573
② Interest cost	126	126
③ Expected return	(85)	(90)
④ Transition liability charged off	-	-
⑤ Actuarial gain/loss charged off	173	109
⑥ Prior service liability charged off	-	-
⑦ Retirement benefit expenses (total ①—⑥)	790	718

Notes: 1. In addition to the retirement benefit expenses shown above, there are also 359 million yen for the current fiscal year and 339 million yen for the prior fiscal year in contributions to the employees' pension fund charged to cost of sales and selling, general and administrative expenses. Additional benefits are 119 million yen for the current fiscal year and 294 million yen for the prior fiscal year.

2. Retirement benefit expenses for the subsidiaries which have adopted the simplified method are included in ① service cost above.

3. A portion of overseas defined contribution values related to the establishment of a defined contribution pension plan has been recorded as ① service cost.

4. Key factors in calculation of retirement benefit liabilities

	Current fiscal year (ended March 31, 2004)	Prior fiscal year (ended March 31, 2003)
① Period for estimating retirement benefits:	period of service	period of service
② Discount rate:	2.0% - 2.5%	2.5% - 3.0%
③ Expected rate of return:	2.5% - 3.0%	2.5% - 3.0%
④ Number of years for amortization of actuarial gain / loss:	Amortized in equal amounts over 10 years from the following consolidated fiscal year (within the average remaining period of service for affected employees).	Amortized in equal amounts over 10 years from the following consolidated fiscal year (within the average remaining period of service for affected employees).

5. Production, Orders Received and Net Sales

1. Production

Production by business area segment during the current fiscal year is as follows:

(In millions of yen, rounded down)

	Amount	Change from prior fiscal year
Toys & hobby area	9,056	(29.3)%
Lifestyle area	-	-
Amusement area	-	-
Game software area	-	-
Visual area	18,249	14.2%
Network area	-	-
Other business areas	-	-
Total	27,305	(5.2)%

Notes: 1. The above amounts are stated at manufacturing cost.
2. Fees for using rights of commercialization are included in the above amounts.
3. The above amounts were obtained after elimination of inter-business area transactions.
4. The segmentation of business areas is altered, effective from the current fiscal year. For the purpose of comparison with the prior fiscal year, the segmentation of business areas for the prior fiscal year is arranged to comply with that for the current fiscal year.

2. Orders Received

Orders received by business area segment during the current fiscal year are as follows:

(In millions of yen, rounded down)

	Orders Received	Change from prior fiscal year	Order Backlog	Change from prior fiscal year
Toys & hobby area	1,008	(15.8)%	103	20.5%
Lifestyle area	-	-	-	-
Amusement area	-	-	-	-
Game software area	-	-	-	-
Visual area	3,125	(42.8)	1,059	(71.1)
Network area	-	-	-	-
Other business areas	-	-	-	-
Total	4,133	(38.0%)	1,162	(69.0%)

Notes: 1. The above amounts were obtained after elimination of inter-business area transactions.
2. The segmentation of business areas is altered, effective from the current fiscal year. For the purpose of comparison with the prior fiscal year, the segmentation of business areas for the prior fiscal year is arranged to comply with that for the current fiscal year.

3. Net Sales

Net sales by business area segment during the current fiscal year are as follows:

(In millions of yen, rounded down)

	Amount	Change from prior fiscal year
Toys & hobby area	145,820	10.5%
Lifestyle area	19,059	4.6%
Amusement area	15,483	(3.5%)
Game soft area	38,784	1.9%
Visual area	31,859	6.7%
Network area	10,255	19.5%
Other business areas	13,325	3.5%
Elimination	(11,412)	-
Total	263,174	7.4%

(Notes) 1. The segmentation of business areas is altered, effective from the current fiscal year. For the purpose of comparison with the prior fiscal year, the segmentation of business areas for the prior fiscal year is arranged to comply with that for the current fiscal year.

2. Net sales by principal customer and the ratio thereof to total net sales are as follows:

(In millions of yen, rounded down)

Customer	Current fiscal year		Prior fiscal year	
	Amount	Percent total	Amount	Percent total
Happinet JP Corp.	33,831	12.9%	30,579	12.5

May 11, 2004

Financial Statements (Non-Consolidated)
For the Year Ended March 31, 2004

BANDAI CO., LTD.
Stock Code: 7967
(URL http://www.bandai.co.jp/)
Stock Exchange: Tokyo Stock Exchange (TSE)
Head office: Tokyo, Japan
Representative: Takeo Takasu
President and Representative Director
Person to contact: Hiroshi Kawasaki
General Manager, President's Office
TEL: 03-3847-5005

Date of the meeting of the Board of Directors for account settlement: May 11, 2004
Date of the Annual Shareholders' Meeting: June 24, 2004
Policy of interim dividend payment: Yes
Adoption of a system of unit of shares: Yes (One unit of shares: 100 shares)

All data in millions of yen, rounded down, except dividends, per share amounts and percents.

1. Business Results for the Year Ended March 31, 2004

(1) Non-Consolidated Operating Results (In millions of yen, rounded down except where noted)

	Net Sales		Operating Income		Recurring Income	
Fiscal Year Ended March 31, 2004	128,655	2.7%	11,370	1.8%	12,564	5.0%
Fiscal Year Ended March 31, 2003	125,217	5.7%	11,166	47.7%	11,966	38.6%

	Net Income		Net Income Per Share	Fully Diluted Earnings Per Share
Fiscal Year Ended March 31, 2004	6,986	22.4%	70.19 yen	70.05 yen
Fiscal Year Ended March 31, 2003	5,710	32.7%	114.96 yen	114.80 yen

	Return on Equity (ROE)	Return on Assets (ROA)	Return on Sales
Fiscal Year Ended March 31, 2004	7.8%	8.3%	9.8%
Fiscal Year Ended March 31, 2003	6.4%	8.4%	9.6%

Notes:
1) Average number of outstanding shares during the fiscal year:
Fiscal year ended March 31, 2004: 98,085,868 shares
Fiscal year ended March 31, 2003: 48,903,212 shares
2) Changes in accounting procedure: none
3) All percentages represent changes compared to the prior fiscal year.
4) Each share of common stock of the Company was split into two shares as of November 20, 2003. Net income per share and fully diluted earnings per share for the year ended March 31, 2004 are calculated as if such stock split were made at the beginning of the fiscal year.
5) Net income per share and fully diluted earnings per share for the year ended March 31, 2003, calculated as if such stock split were made at the beginning of the prior fiscal year, are 57.48 yen and 57.40 yen, respectively.

(2) State of Dividends

	Interim Dividend Per Share	Year-end Dividend Per Share	Annual Dividend Per Share
Fiscal Year Ended March 31, 2004	15.00 yen	7.50 yen	22.50 yen
Fiscal Year Ended March 31, 2003	15.00 yen	25.00 yen	40.00 yen

	Total Dividends (Million yen)	Dividend Payout Ratio (%)	Ratio of Dividends to Shareholders' Equity
Fiscal Year Ended March 31, 2004	1,473	21.4%	1.7%
Fiscal Year Ended March 31, 2003	1,956	34.8%	2.2%

Note: The annual dividend per share for the year ended March 31, 2004 and the one for the year ended March 31, 2003, calculated as if such stock split were made at the beginning of the prior fiscal year, are 15 yen and 20 yen, respectively.

(3) Non-Consolidated Financial Position

(In millions of yen, rounded down except where noted)

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio	Shareholders' Equity Per Share
Fiscal Year Ended March 31, 2004	148,467	88,934	59.9%	901.81 yen
Fiscal Year Ended March 31, 2003	153,916	91,342	59.3%	1,866.08 yen

Notes: 1) Total number of issued shares at the end of the fiscal year:
- Fiscal year ended March 31, 2004: 98,505,151 shares
- Fiscal year ended March 31, 2003: 48,901,676 shares

2) Total number of treasury stocks at the end of the fiscal year:
- Fiscal year ended March 31, 2004 54,613 shares
- Fiscal year ended March 31, 2003: 24,206 shares

3) Shareholders' Equity per share for the year ended March 31, 2003, calculated as if the stock split were made at the beginning of the prior fiscal year, is 933.04.

2. Fiscal Year 2004 Full Year Projections（April 1, 2004 - March 31, 2005）

(In millions of yen, rounded down)

	Net Sales	Recurring Income	Net Income
Interim Period Ending September 30, 2004	65,000	6,000	3,300
Fiscal Year Ending March 31, 2005	138,000	13,000	7,200

	Interim Dividend per Share	Year-end Dividend per Share	Annual Dividend per Share
Interim Period Ending September 30, 2004	7.50 yen	-	-
Fiscal Year Ending March 31, 2005	-	7.50 yen	15.00 yen

Reference: Projected net income per share for fiscal year 2004 (fiscal year ending March 31, 2005): 72.06 yen

※ The above projections are based on the information available to management as of the date hereof, and estimates involving uncertain factors thought likely to have an effect on future results as of the date hereof. Actual results may differ materially from these projections for a variety of factors in the future. With regard to the estimates as grounds for the results projections and the caution relating to the use of such results projections, please refer to page 20 hereof.

1. Non-Consolidated Financial Statements

Non-Consolidated Balance Sheets

(In millions of yen, rounded down)

	Current fiscal year (As of March 31, 2004)		Prior fiscal year (As of March 31, 2003)		Change
	Amount	%	Amount	%	Amount
(Assets)					
CURRENT ASSETS:	**76,787**	**51.7**	**80,703**	**52.4**	**(3,916)**
Cash and time deposits	38,693		49,614		
Notes receivable – trade	1,667		1,924		
Accounts receivable – trade	20,553		16,989		
Marketable securities	3,003		2,003		
Inventories	1,377		1,500		
Advance payments	1,829		1,311		
Deposit	2,361		2,283		
Prepaid expense	210		206		
Short-term loans receivable	3,465		1,525		
Accounts receivable–other	1,098		1,467		
Deferred tax assets – current	2,635		1,981		
Other current assets	22		3		
Allowance for doubtful receivables	(131)		(107)		

(In millions of yen, rounded down)

	Current fiscal year (As of March 31, 2004)		Prior fiscal year (As of March 31, 2003)		Change
	Amount	%	Amount	%	Amount
(Assets)					
FIXED ASSETS:	**71,680**	**48.3**	**73,212**	**47.6**	**(1,532)**
1. Tangible Fixed Assets	26,128	17.6	22,584	14.7	3,544
Buildings	7,745		4,743		
Structures	127		120		
Machinery and equipment	254		171		
Vehicles	13		9		
Tools, furniture and fixtures	4,400		3,602		
Land	12,627		12,402		
Construction in progress	958		1,535		
2. Intangible Fixed Assets	878	0.6	1,059	0.7	(181)
3. Investments and other assets	44,672	30.1	49,568	32.2	(4,895)
Investment in securities	4,396		3,547		
Investment in affiliated companies' stocks	32,095		31,446		
Investment in affiliated companies' bonds	10		10		
Investment	82		82		
Long-term loans to affiliated companies	3,572		1,200		
Claims in bankruptcy	622		690		
Long-term prepaid expenses	3		5		
Deferred tax assets - non-current	5,021		4,423		
Deferred tax assets on revaluation	-		8,503		
Other Investments	785		823		
Allowance for investment losses	-		(600)		
Allowance for doubtful receivables	(1,916)		(565)		
TOTAL ASSETS	**148,467**	**100.0**	**153,916**	**100.0**	**(5,448)**

(In millions of yen, rounded down)

	Current fiscal year (As of March 31, 2004)		Prior fiscal year (As of March 31, 2003)		Change
	Amount	%	Amount	%	Amount
(Liabilities)					
CURRENT LIABILITIES:	**32,425**	**21.8**	**36,225**	**23.6**	**(3,799)**
Notes payable – trade	1,330		2,181		
Accounts payable– trade	13,271		12,379		
Current maturities of bonds	-		10,000		
Accounts payable – other	10,448		6,263		
Accrued income taxes	4,537		2,333		
Accrued consumption taxes	30		398		
Accrued expenses	2,647		2,535		
Deposits received	54		73		
Unearned revenue	33		26		
Other current liabilities	72		33		
FIXED LIABILITIES:	**27,107**	**18.3**	**26,348**	**17.1**	**759**
Bonds	25,000		25,000		
Accrued retirement and severance benefits	118		128		
Officers' retirement allowance reserve	494		535		
Deferred tax liabilities on revaluation	804		-		
Other fixed liabilities	689		684		
TOTAL LIABILITIES:	**59,533**	**40.1**	**62,573**	**40.7**	**(3,040)**
(Shareholders' Equity)					
Common stock	24,292	16.4	23,633	15.4	659
Capital surplus	23,625	15.9	22,966	14.9	659
Capital reserve	23,625		22,966		
Earning surplus	61,343		56,402	36.6	4,941
Retained earnings appropriated for legal reserves	1,645		1,645		
Voluntary reserves	52,613		48,921		
Reserve for deferred income tax on fixed assets	249		258		
General reserves	52,363		48,663		
Unappropriated retained earnings at the end of the period	7,084		5,835		
Difference in revaluation	(21,545)	(14.5)	(12,237)	(7.9)	(9,308)
Other valuation differences of securities	1,325	0.9	669	0.4	656
Treasury stocks	(108)	(0.1)	(93)	(0.1)	(15)
Total Shareholders' Equity	**88,934**	**59.9**	**91,342**	**59.3**	**(2,407)**
Total Liabilities and Shareholders' Equity	**148,467**	**100.0**	**153,916**	**100.0**	**(5,448)**

(2) Non-Consolidated Statements of Income

(In millions of yen, rounded down)

	Current fiscal year (April 1, 2003 to March 31, 2004)		Prior fiscal year (April 1, 2002 to March 31, 2003)		Change
	Amount	%	Amount	%	Amount
I. Net Sales	**128,655**	**100.0**	**125,217**	**100.0**	**3,437**
II. Cost of Sales	75,531	58.7	74,383	59.4	1,148
Gross Profit	**53,123**	**41.3**	**50,834**	**40.6**	**2,288**
III. Selling, General and Administrative Expenses	41,752	32.5	39,668	31.7	2,084
Operating Income	**11,370**	**8.8**	**11,166**	**8.9**	**204**
IV. Non-Operating Income	**1,724**	**1.4**	**1,617**	**1.3**	**107**
Interest income	44		31		
Interest on securities	3		3		
Dividends received	823		799		
Gain on sale of securities	22		-		
Rental income	474		600		
Miscellaneous income	355		183		
V. Non-Operating Expenses	**531**	**0.4**	**817**	**0.6**	**(286)**
Interest expense	-		3		
Interest on bonds	327		321		
Bond issuing expense	-		140		
Loss on sale of securities	-		23		
Leased asset expenses	158		162		
Loss from fluctuation of foreign exchange rate	12		124		
Casualty losses	32		40		
Recurring Income	**12,564**	**9.8**	**11,966**	**9.6**	**598**
VI. Extraordinary Income	**1,910**	**1.5**	**200**	**0.1**	**1,710**
Gain on sale of investment in securities	302		114		
Gain on sale of affiliated companies' stocks	1,523		45		
Reversal of reserve for losses on investments	6		-		
Reversal of allowance for doubtful receivables	77		40		

(In millions of yen, rounded down)

	Current fiscal year (April 1, 2003 to March 31, 2004)		Prior fiscal year (April 1, 2002 to March 31, 2003)		Change
	Amount	%	Amount	%	Amount
VII. Extraordinary Loss	**2,805**	**2.2**	**3,021**	**2.4**	**(215)**
Loss on sale of fixed assets	5		246		
Loss on disposal of fixed assets	475		693		
Loss on special depreciation	-		505		
Loss on sale of affiliated companies' stocks	-		599		
Loss on write-down of investments in securities	38		514		
Loss on write-down of affiliated companies' stocks	885		450		
Loss on write-down of guarantee money deposited	-		12		
Provision for allowance for doubtful receivables	1,400		-		
Net income before income taxes	**11,669**	**9.1**	**9,144**	**7.3**	**2,524**
Corporate income, inhabitant and enterprise taxes	**6,390**	**5.0**	**3,720**	**2.9**	**2,670**
Tax adjustments	**(1,707)**	**(1.3)**	**(285)**	**(0.2)**	**(1,422)**
Net income	**6,986**	**5.4**	**5,710**	**4.6**	**1,276**
Balance brought forward	**833**		**744**		
Reversal of reserve on revaluation differences on land	**-**		**114**		
Interim cash dividend	**735**		**733**		
Unappropriated retained earnings	**7,084**		**5,835**		

(3) Proposed Appropriation of Retained Earnings

(In millions of yen, rounded down)

	Date of Annual Shareholders' Meeting for the current fiscal year ended March 31, 2004 (June 24, 2004) (expected)	Date of Annual Shareholders' Meeting for the prior fiscal year ended March 31, 2003 (June 25, 2003)
I. Unappropriated retained earnings	7,084	5,835
II. Reversal of voluntary reserve		
Reversal of reserve for deferred income tax on fixed assets	11	8
Total	**7,096**	**5,843**
III. To be allocated in the following manner:		
1. Cash dividends	738	1,222
2. Bonuses to officers	101	88
(Bonuses to corporate auditors	6	6)
3. Voluntary reserve		
General reserve	5,400	3,700
Unappropriate retained earnings carried forward	**855**	**833**

(Note) 4 million yen of reversal of reserve for deferred income tax on fixed assets for the prior fiscal year was offset by a change in tax effect accounting tax rate that accompanied the introduction of proforma standard taxation.

I. Information Concerning Accounting Policies

1. Valuation Basis and Methods for Marketable Securities:

(1) Bonds to be held to maturity:
Stated at amortized cost (straight-line method)

(2) Shares of subsidiaries and associated companies:
Stated at cost based under the moving average method.

(3) Other securities:
Securities with market values:
- Stated at market value using, among others, market prices on the current period end date (valuation differences are reflected directly in shareholders' equity and cost of sales is calculated through the moving average method.)

Securities without market values:
- Stated at cost under the moving average method

2. Valuation Basis and Valuation Methods for Inventories:

Stated at cost under the gross average method.

3. Depreciation Methods for Fixed Assets:

(1) Tangible fixed assets:
Declining balance method is used. However, for buildings (excluding equipment attached thereto) acquired on or after April 1, 1998, depreciation is determined by the straight-line method. Useful life of buildings and structures is 3 to 50 years and useful life of tools, furniture and fixtures is 2 to 20 years.

(2) Intangible fixed assets:
Straight-line method is used. Useful life of software used internally is 5 years.

4. Accounting Policies for Translation of Assets and Liabilities in Foreign Currencies into Japanese Currency:

Receivables and payables denominated in foreign currencies are translated at spot exchange rates prevailing at fiscal year end and resulting gains or losses are included in income.

5. Basis for Provisions:

(1) Allowance for doubtful receivables:
Ordinary receivables:
Historical credit loss ratios are used.

Risky receivables and receivables from companies under bankruptcy or reorganization processes:
Uncollectible amounts are recorded based on individual consideration of the account's potential for collection.

(2) Accrued retirement and severance benefits:
To prepare for retirement and severance benefits to employees, an amount considered to have accrued as of the end of the current fiscal year in accordance with estimated retirement benefit obligations and pension assets as of the ending date of the current fiscal year is recorded.

Actuarial gain/loss is amortized in equal amounts over 10 years from the following fiscal year (within the average remaining period of service for affected employees).

(3) Officers' retirement allowance reserve:
Amounts payable are recorded in accordance with internal rules if all directors and corporate auditors would have retired at the end of the current fiscal year.

6. Accounting Policies for Lease Transactions:

Finance lease transactions other than those in which title to leased property is transferred to lessees are accounted for by applying such accounting treatment as is applicable to ordinary (operating) lease transactions.

7. Accounting treatment of consumption tax:

Consumption tax is accounted for separately and is not included in each account.

II. Notes

(Notes to Balance Sheets)

(In millions of yen, rounded down)

		Current fiscal year (ended March 31, 2004)	Prior fiscal year (ended March 31, 2003)
1.	Accumulated Depreciation of Tangible Fixed Assets	23,892	22,091
2.	Assets Offered as Security		
	Cash and Time Deposits...................................... (Collateral for payment guarantee)	80	80
3	Authorized Shares	180,000,000 shares of common stock	180,000,000 shares of common stock

When shares are retired in accordance with the Articles of Incorporation, the Company must reduce the number of shares authorized to be issued correspondingly.

	Current fiscal year	Prior fiscal year
Total number of issued shares	98,559,764 shares of common stock	48,925,882 shares of common stock

4 Guaranteed Obligations

Debts of the company below are guaranteed:

Company Name	Current fiscal year	Prior fiscal year
BANDAI INDUSTRIAL CO., LTD.	-	378
Total	-	378

5. Assets And Liabilities Relating to Affiliated Companies

	Current fiscal year	Prior fiscal year
Accounts receivable -trade	3,956	2,778
Short-term loans receivable...........................	3,400	1,400

6. Land Revaluation

Land used for business was revaluated in accordance with the Land Revaluation Law (Law No. 34, March 31, 1998) and the difference on revaluation is included in shareholders' equity.

Revaluation method: In order to calculate land values that form the basis of land tax calculations as set forth in Article 16 of the Land Price Tax Law (Law No. 69, May 2, 1991), stipulated by Article 2, item 4 of the Ordinance to Implement the Land Revaluation Law (Cabinet Order No. 119, March 31, 1998), the Company made rational adjustments, such as to prices by distance from road, based upon the procedure stipulated and promulgated by the Director of the National Tax Agency.

Revaluation date: March 31, 2002

As of March 31, 2004, the current market value of property that had been revalued was 1,106 million yen lower than the new post-revaluation book value of this property.

7. Dividend Restrictions

In accordance with Article 124, item 3 of the Regulations for Implementation of the Commercial Code, the increase in net asset values as indicated by current market values was as follows:

(In millions of yen, rounded down)

Current fiscal year (ended March 31, 2004)	Prior fiscal year (ended March 31, 2003)
1,325	669

8. Change in the Number of Issued Shares during the Current Fiscal Year

Issue method	Stock split (1:2)	Exercise of new share subscription rights (stock options)	
Issue date	November 20, 2003	from April 1, 2003 to September 30, 2003	from October 1 to March 31, 2004
Number of issued shares	49,032,882 shares	107,000 shares	494,000 shares
Issue price	-	¥3,724	¥1,862
Amount transferred to capital	-	¥1,862	¥931

(Notes to the Statements of Income)

(In millions of yen, rounded down)

	Current fiscal year (ended March 31, 2004)	Prior fiscal year (ended March 31, 2003)
1. Transactions with affiliated companies		
Net sales	14,852	14,135
Dividends received	747	738
Rental income	332	323
2. Major components of Selling, General and Administrative Expenses		
Shipping	3,387	3,402
Advertising expense	12,516	12,605
Salaries and benefits	5,604	5,918
Increase in accrued retirement and severance benefits	411	346
Increase in officers' retirement allowance reserve	74	93
Depreciation expense	674	681
Research and development expense	11,901	9,545
Increase in allowance for doubtful receivables	87	213
3. Total research and development expense (included in selling, general and administrative expenses)	11,901	9,545

(Others)

① Lease Transactions

Descriptions are omitted as information is disclosed via EDINET (Electronic Disclosure for Investors' NETwork).

② Marketable Securities

Shares of Subsidiaries and Affiliated Companies Having Market Values

(In millions of yen, rounded down)

	Current fiscal year (ended March 31, 2004)		
	Balance Sheet	Market Value	Difference
Shares in subsidiaries	3,599	57,496	53,897
Shares in affiliated companies	2,121	5,399	3,278
Total	5,720	62,896	57,175

	Current fiscal year (ended March 31, 2003)		
	Balance Sheet	Market Value	Difference
Shares in subsidiaries	3,149	17,583	14,433
Shares in affiliated companies	1,223	2,177	953
Total	4,373	19,760	15,387

③ Tax Effect Accounting

(In millions of yen, rounded down)

	Current fiscal year (ended March 31, 2004)
1. Significant components of deferred tax assets and liabilities	
Deferred tax assets:	
Excess depreciation of fixed assets	3,785
Marketable securities valuation loss	1,113
Accrued bonuses	884
Excess allowance for doubtful receivables	749
Prepaid research and development expense	491
Accrued enterprise tax	417
Inventory valuation loss	272
Officers' retirement allowance reserve	202
Deferred excess depreciation of assets	104
Other	721
Total deferred tax assets	8,743
Deferred tax liabilities:	
Other marketable securities valuation gain	(921)
Reserve for deferred income tax on fixed assets	(165)
Total deferred tax liabilities	(1,086)
Net deferred tax assets	7,656

In addition to the above, deferred tax assets and liabilities due to land revaluation recorded as "deferred tax liabilities – land revaluation" are as follows:

Deferred tax assets due to land revaluation	9,573
Valuation reserve	(9,212)
Total deferred tax assets	360
Deferred tax liabilities due to land revaluation	(1,174)
Total deferred tax liabilities	(813)

2. Principal reasons for significant differences between normal effective statutory tax rate and the actual effective tax rate after application of tax effect accounting:	
Effective statutory tax rate	42.0%
(Adjustments)	
Permanent nondeductible expense such as entertainment expense	1.2%
Inhabitants tax lump-sum payments	0.2%
Permanently nonrecognizable income such as dividends received	(2.7)%
Tax credit such as special incentive measures for IT investment	(1.2)%
Other	0.6%
Actual effective tax rate after application of tax effect accounting	40.1%

2. Changes in officers
(to be effective from June 24, 2004)

1. Changes in Representative Directors

Not applicable

2. Other Changes in Officers

(1) Candidate for Director to be Promoted

New Position: Managing Director, Leader of Game Software Group and President of Video Game Company

Name: Shin Unozawa

Current Position: Director, Leader of Game Software Group and President of Video Game Company

(2) Candidate for New Corporate Auditor

New Position: Part-time Corporate Auditor

Name: Gou Kawada, candidate for an external corporate auditor as provided for in Article 18, paragraph 1 of the "Law for Special Exceptions to the Commercial Code Concerning Audits, Etc. of Stock Corporations" of Japan

(3) Retiring Director

Director: Makoto Yamashina, expected to become Councellor of the Company

(4) Retiring Corporate Auditor

Part-Time Corporate Auditor: Tasuku Honjo, external corporate auditor as provided for in Article 18, paragraph 1 of the "Law for Special Exceptions to the Commercial Code Concerning Audits, Etc. of Stock Corporations" of Japan

FILE NO. 82-3919

Bandai Co., Ltd.
June 3, 2004

NOTICE OF THE 56TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders,

You are cordially invited to attend the 56th Ordinary General Meeting of Shareholders, which will be held as described below.

If you are unable to attend the meeting in person, you can exercise your voting rights on the proposals in writing. If you wish to do so, please review the Reference Materials Concerning Exercise of Voting Rights, indicate your approval or disapproval of each proposal on the ballot enclosed with this notice, apply your seal to it, and return the ballot to us.

Sincerely yours,

Takeo Takasu, President and Representative Director
Bandai Co., Ltd.
4-8, Komagata 1-chome, Taito-ku
Tokyo

MEETING DETAILS

1. Time and date: 10 a.m., Thursday, June 24, 2004

2. Location: 3rd Floor, Assembly Hall
Bandai Co., Ltd. Head Office Building
4-8, Komagata 1-chome, Taito-ku, Tokyo

3. Agenda

Reports Balance Sheet as of March 31, 2004, Business Report and Income Statement for the 56th fiscal year (April 1, 2003, to March 31, 2004)

Proposals

Item 1: Acceptance of Proposed Appropriation of Retained Earnings for the 56th fiscal year

Item 2: Changes of Articles of Incorporation, as described below in the Reference Materials Concerning Exercise of Voting Rights (pages 22 to 24)

Item 3: Election of 12 Directors

Item 4: Election of 1 Corporate Auditor

Item 5: Retirement allowances for retiring Director and retirement allowances for Directors in connection with the abolition of the existing system of Retirement Allowances for Directors.

Item 6: Retirement allowances for retiring Corporate Auditor and retirement allowances for Corporate Auditors in connection with the abolition of the existing system of Retirement Allowances for Corporate Auditors.

Item 7: Revision in Compensation Payments for Corporate Auditors

Item 8: Issuing New Share Subscription Rights for the Purpose of Granting Stock Options, as described below in the Reference Materials Concerning Exercise of Voting Rights (page 31 to 33)

* If you are able to attend the meeting in person, please remember to bring the ballot enclosed with this notice with you and present it at the reception desk.

(Attachments)

BUSINESS REPORT
(April 1, 2003 to March 31, 2004)

1. Review of Operations

(1) Business and operating results

During the fiscal year under review, the Japanese economy showed some signs of improvement, including better corporate earnings and a rising stock market. Due to the prolonged stagnation of personal consumption and employment, the economy failed to recover on the full-scale and showed only a modest pickup.

The domestic markets for the industries where we were operating our businesses remained stagnant due to the trend for dwindling number of children and other factors. In the toys industry, the market strongly appealing to adults expanded with retro and "analog" toys. Another notable feature was the aggressive overseas development by toy makers to expand their business base. In the game industry, market reorganization kept its momentum and the industry started to show new potentials such as new-type hardware with functions that go beyond game consoles.

Bandai performed well in this context, particularly in our Toys & Hobby products and Game Software lines. In the Toys & Hobby products category, our character products for boys, especially *Bakuryu Sentai Abaranger (Power Rangers)* and *Masked Rider 555*, sold well. The models of *Mobile Suit Gundam* series, the card games of *Konjiki no Gashbell*, and vending machine products and candy-toy products also contributed significantly to sales and income. In the Game Software business, the *Mobile Suit Gundam* series sustained its extraordinary popularity as in the previous year.

Bandai also took bold steps to expand its target market with products, such as our *Little Jammer* series and to create new original characters, such as *Frog Style* series.

Furthermore, during the past year, the first of our new three-year Medium-Term Management Plan, our theme became the business expansion focused on profitability, implemented through twin strategies: creating new businesses leveraging our character assets and further expanding our existing businesses. In implementing that plan, we embarked on implementing a variety of measures to achieve our goal of raising sales to a new height.

As a result of these efforts, sales reached ¥128,655 million (a 2.7% increase over the previous term). Domestic sales accounted for ¥124,215 million, a 3.2% increase. Export sales declined 7.8% to ¥4,439 million.

Recurring income was ¥12,564 million, up 5.0% over the previous term, and net income was ¥6,986 million, a 22.4% increase.

(2) Performance by Business Category

Category	Sales (million yen)	Percentage of sales	Increase (Decrease)
Toys & Hobby Business	¥87,564	68.0%	1.5%
Life-style Business	15,663	12.2	(1.2%)
Game Software Business	25,427	19.8	10.0%
Total	128,655	100.0	2.7%
<Exports>	<4,439>	<3.5>	<(7.8%)>

Note:

The Company reorganized its business categories in the term under review. It had revised its business categories in conjunction with utilizing new business segments from our customers' perspective, based on the Medium-Term Management Plan launched in April, 2003.

Toys & Hobby Business

In the toy business, Boys' character toys, including *Bakuryu Sentai Abaranger* and *Masked Rider 555* performed well. Among them, *gattai* robots such as *Bakuryu Gattai DX Abaren-oh* and transformer items, notably *DX Φ's Driver,* were particularly popular.

Bandai took the lead in opening up new areas in the candy-toys category with, for instance, the launch of *Oka CD*, a candy-toy that comes with a CD containing the theme songs of popular television programs from the past.

Of Bandai's vending machine products, the *Soreike! Anpanman* clockwork *Chara-rail and Train* series, the *Kuttsukun-desu* series of character magnets, and other products continued to enjoy deeply rooted popularity.

In the card game category, the *Konjiki no Gashbell* series proved extremely popular, particularly with elementary school children, by providing play opportunities linked to itspopular television program.

Among Bandai's models, the *Mobile Suit Gundam SEED* achieved strong popularity with new customer segments, including young people and women as well as attracting existing fans, and performed extremely well.

Over all, Toy & Hobby Business sales totaled ¥87,564 million, a 1.5% increase over the previous term.

Lifestyle Business

In apparel, sales of character-themed clothing for small children, particularly the *Bakuryu Sentai Abaranger* and *Soreike! Anpanman* items were brisk. Taking active measures to expand our target segments, we scored a hit among teenaged girls with Girl's Brief series under our *mi ke-ra* underwear brand.

Bandai's *Bikkura Tamago*, an egg-shaped bath salts series containing figures of popular characters, contributed significantly to sales in the sundries area.

For the Lifestyle Business, sales of ¥15,663 million represented a 1.2% decrease.

Video Game Software Business

Bandai scored a hit with a broad range of market segments by capitalizing on the *Mobile Suit Gundam* series, a perennial favorite, with versions for multi-platforms.

The *Dragon Ball Z* and the *.hack (dot hack)* series have been marketed globally and have become popular video games in North America and Europe.

Game software based on characters such as NARUTO-Narutimate Hero and *One Piece Grand Battle ! 3* have particularly contributed to sales.

As a result, Game Software Business sales rose 10.0% to total ¥25,427 million.

(3) Issues to be addressed

Environmental issues, declining birthrates and the resulting contraction of the child demographic segment, growing diversity in consumer preferences and changes in the distribution environment: all these are serious long-term problems that the industry in general and Bandai in particular must address.

Bandai's Environmental Project is a company-wide drive to address environmental issues in a socially responsible manner, with a focus on the issues of excessive packaging and of the release of endocrine disruptors into the environment. Recognizing the challenges posed by the secular decline in the number of children in Japan, we are actively taking steps to broaden the age range of our customer base in Japan, as well as to expand operations in overseas markets. To address increasingly diverse consumer preferences and work effectively in a drastically changing distribution environment, we are driving revolutions in product development and distribution, untrammeled by our industry's conventional business practices.

We thank our shareholders and ask for your continued guidance and support.

(4) Capital investment and financing activities

Bandai made capital investments of ¥7,106 million during the fiscal year. The most important investments were as follows:

Construction of new head office building:	¥3,914 million
Investment in molds:	¥2,692 million
Investment in equipment for development:	¥ 169 million

The above expenditures were financed with the surplus funds on hand.

(5) Trends in Operating Results and Assets

	52nd Term	53rd Term	54th Term	55th Term	56th Term
	March 2000	March 2001	March 2002	March 2003	March 2004
Net sales (million yen)	111,957	120,959	118,412	125,217	128,655
Recurring Income (million yen)	5,668	7,440	8,636	11,966	12,564
Net income (million yen)	4,073	6,364	4,303	5,710	6,986
Net income per share (yen)	85.57	130.10	87.99	114.96	70.19
Total assets (million yen)	166,899	144,365	130,018	153,916	148,467
Net assets (million yen)	91,072	97,375	87,788	91,342	88,934
Net assets per share (yen)	1,861.60	1,990.42	1,795.09	1,866.08	901.81

Notes:

1. Net income per share is calculated based on the average total number of shares outstanding during the fiscal year.
2. Sales were generally strong in 52nd term, notably in the Model Kits, Girls' Toys, and Candy-Toys product areas, and management stressing revenues produced the sales and income figures shown above.
3. Sales were generally strong in the 53rd term, notably in the Boys' Character Toys and Games and Innovative Toys product areas, and management efforts to address efficiency and income produced the sales and income figures shown above. Total assets declined because the Company redeemed the dollar-denominated bonds with detachable warrants due to mature in 2000.
4. Sales for the 54th term were stagnant in the Vending Machine Products, Games and Innovative Toys, Girls' Toys, and Candy-Toys product areas, but management stressing revenues having taken root, the Company achieved the sales and income reported above.
5. Sales were strong in the 55th term in the Girls' Toys, Model Kits, and Candy-Toys product areas; despite stagnant sales in the Boys' Character Toys area, the Company achieved the sales and income reported above. From the 55th term, the Company calculated net income per share after deducting officers' bonuses.
6. Results for the 56th term were as described in Business and Operating Results above. Moreover, a two-for-one stock split of common stock was decided for all shareholders recorded in the registers of shareholders and of beneficial shareholders as of September 30, 2003, and was carried out on November 20, 2003. Net income per share in the 56th term was calculated on the basis of the stock split having been carried out at the beginning of year.

2. Overview of the Company
(As of March 31, 2004)

(a) Principal Business Areas

Business Area	Content
Toys & Hobby Business	Toys, candy-toys, vending machine products, cards, models-kits
Life-style Business	Apparel, sundries
Game Software Business	Game software for home and portable game machines

(b) Offices and Factories

Head office: 5-4, Komagata 2-chome, Taito-ku, Tokyo

Note:

As of April 1, 2004, the Company moved its head office to the following address:
4-8, Komagata 1-chome, Taito-ku, Tokyo

Branch office: Osaka

Sales offices: Nagoya, Fukuoka

Factories: Tochigi, Shizuoka

(c) Shares

a. Number of shares authorized to be issued	180,000,000
b. Number of shares issued	98,559,764
c. Number of shareholders	10,264

Note:

At the meeting of the Board of Directors held on August 5, 2003, a two-for-one stock split of common stock was decided for all shareholders recorded in the register of shareholders and of beneficial shareholders as of September 30, 2003 to be carried out on November 20, 2003.

During the fiscal year under review, the number of shares issued increased by 49,633,882 due to the stock split and the exercise of new share subscription rights as stock options.

d. Major shareholders (ten largest)

	Shareholders' Investment in the Company		The Company's Investment in Major Shareholders	
	Number of shares	Percentage of voting rights (%)	Number of shares	Percentage of voting rights (%)
Japan Trustee Service Bank, Ltd.	15,444,800	15.69	0	0.00
The Master Trust Bank of Japan, Ltd.	10,398,100	10.56	0	0.00
Sanka Ltd.	5,108,000	5.18	0	0.00
Trust & Custody Bank of Japan, Ltd.	3,760,100	3.82	0	0.00
The Master Trust Bank of Japan, Ltd. (Holder in Retirement Benefit Trust for UFJ Bank Limited)	3,057,400	3.11	0	0.00
UBOC Netherlands	2,625,100	2.67	0	0.00
Nintendo Co., Ltd.	2,563,800	2.60	0	0.00
The Sumitomo Trust & Banking Co., Ltd.	2,083,000	2.12	0	0.00
UFJ Trust Bank Limited	1,783,352	1.81	0	0.00
State Street Bank and Trust Company 505041	1,302,900	1.32	0	0.00

Notes:

1. Of the above shares owned by the major shareholders, the following numbers of shares are held in trust operations:

Japan Trustee Service Bank, Ltd.:	15,444,800	shares
The Master Trust Bank of Japan, Ltd.:	10,398,100	"
Trust & Custody Bank of Japan, Ltd.:	3,760,100	"
The Sumitomo Trust & Banking Co., Ltd.:	2,083,000	"
UFJ Trust Bank Limited:	948,800	"

2. The Company owns the following shares in UFJ Holdings Limited, the 100% parent company of UFJ Trust Bank Limited:

	Shares owned (shares)	Percentage of voting rights
UFJ Holdings Limited	366	0.01%

3. The 3,057,400 shares owned by the Master Trust Bank of Japan, Ltd. (the UFJ Bank retirement benefit payment account) are trust assets set in trust at that bank by the UFJ Bank, which has held the Company's shares, as a retirement benefit payment trust; the UFJ Bank retains the mandate to exercise the voting rights of those shares.

e. Acquisition, disposal and retention of shares of treasury stock

1. Acquisition of shares

Common stock - 30,407 shares
Total acquisition cost - ¥15,246 thousand

Note:
The shares acquired include 25,241 shares resulting from the stock split carried out on November 20, 2003.

2. Shares disposed of
None

3. Shares voided
None

4. Number of shares held at the end of the fiscal year
Common stock – 54,613 shares

f. New share subscription rights
None.
For stock options as stipulated in Article 280-19 of the Commercial Code before the revision in April 1, 2002 (as resolved at the Ordinary General Meeting of Shareholders held on June 26, 2001), see the Notes to the Balance Sheets.

(d) Employees

Number of employees	Change from end of previous fiscal year	Average age	Average length of service
923	up 59	34.0 years	9.4 years

Note:
The number of employees includes permanent and temporary staff and persons seconded to the Company but do not include staff seconded to other companies, contract workers or staff hired on seasonal basis.

(e) The Bandai Group

a. Principal subsidiaries

Company	Capital	Equity held by the Company	Main business
Banpresto Co., Ltd.	¥3,020 million	52.3%*	Manufacturing and sales of amusement equipment and game software
Bandai Visual Co., Ltd.	¥2,182 million	67.3%*	Planning, manufacture and sales of animation and visual software
Sunrise, Inc.	¥39 million	99.4%*	Planning and development of animated films
Bandai Networks Co., Ltd.	¥1,111 million	70.2%	Planning and sales of mobile content
Megahouse Corp.	¥920 million	100.0%	Production and sales of toys
Banalex Corp.	¥1,305 million	100.0%	Leasing and sales of office equipment, etc.
Seika Co., Ltd.	¥205 million	58.6%	Planning, development and sales of stationery and sundry items
Sunlink Co., Ltd.	¥480 million	95.6%*	Sales of merchandise for vending machines
Bandai America Inc.	US$24,600,000	100.0%	Importation and sales of toys
Bandai S.A.	9,000,000 euros	100.0%	Importation and sales of toys
Bandai U.K. Ltd.	£16,000,000	100.0%	Importation and sales of toys
Bandai España S.A.	4,808,000 euros	100.0%	Importation and sales of toys
Bandai (H.K.) Co., Ltd.	HK$103,000,000	100.0%	Importation, manufacture, and sales of toys
Bandai Industrial Co., Ltd.	168,000,000 baht	100.0%*	Manufacture and sales of toys

* Including indirectly owned voting rights.

b. Events related to business combinations

1. Bandai Networks Co., Ltd., Sunrise Inc., and Bandai Industrial Co., Ltd., carried out private placements; Megahouse Corporation carried out a capital reduction to the sum recorded above.
2. Bandai Networks Co., Ltd., was listed on the JASDAQ market on December 12, 2003.
3. Bandai Visual Co., Ltd. was listed on the TSE Second Section on December 12, 2003.

c. Results related to business combinations

The Company has 30 consolidated subsidiaries, including the 14 listed above, and three affiliates subject to the equity method. The subsidiaries newly included in the consolidation are Bandai Channel, Co., Ltd. and Bandai Korea Co., Ltd., which have gained in materiality, the newly founded PleasureCast Co., Ltd., and Banpocket Co., Ltd., newly acquired through acquisition of stock. It also added one new company subject to the equity method, Tohato, Inc., through acquisition of stock. Affiliates excluded from the consolidation are Bandai Automobile Co., Ltd., and Bandai PTE. Ltd.

Consolidated sales for the fiscal year under review were ¥263,174 million, a 7.4% increase year over year. Consolidated net income was ¥14,206 million, a 12.2% increase.

(6) Principal Lenders

None.

(7) Directors and Auditors

Title	Name	Area of responsibility
President and Representative Director	Takeo Takasu	
Senior Vice President and Representative Director	Ryohei Tsunoda	
Senior Managing Director	Masaatsu Hayakawa	Responsible for Group Information Project and Alliances
Managing Director	Kazunori Ueno	Toy Hobby Company President and Chief Gundam Officer
Director	Satoshi Higashi	Responsible for Group Media Relations
Director	Shin Unozawa	Game Software Company President and responsible for Group IT Business Policy General Manager, Video Game Business Division
Director	Junji Senda	Responsible for Group Development Projects General Manager, New Business Division
Director	Masaaki Tsuji	Responsible for Group Overseas Projects President, Bandai America Inc.
Director	Takeichi Hongo	Responsible for Group Production Projects General Manager, Character Toy Business Division
Director	Mitsuaki Taguchi	Lifestyle Company President General Manager, Life Business Division
Director	Kouichi Honda	Responsible for Group Administration Projects and New Head Office Construction General Manager, Human Resource Strategy Section
Director	Makoto Yamashina	
Director	Mari Mastunaga	
Standing Corporate Auditor	Shinya Takagi	
Standing Corporate Auditor	Susumu Yamada	
Corporate Auditor	Kouji Yanase	Lawyer
Corporate Auditor	Tasuku Honjo	Professor, Kokushikan University

Notes:

1. As of June 25, 2003, the following members of the Board of Directors retired from their positions; Chairman & CEO Yukimasa Sugiura, Vice President Sotonori Nakahara, Director Takashi Nakada, Director Shouji Yanada and Director Makoto Shibasaki.
2. As of June 25, 2003, the following persons were appointed in the following positions; as Senior Vice President and Representative Director, Ryohei Tsunoda, as Directors, Junji Senda, Masaaki Tsuji, Takeichi Hongo, Mitsuaki Taguchi and Kouichi Honda.
3. As of June 25, 2003, Honorary Chairman Makoto Yamashina was appointed as Director.
4. As of June 25, 2003, the following persons were reappointed in the following positions; as President and Representative Director, Takeo Takasu, as Senior Managing Director, Masaatsu Hayakawa, as Managing Director, Kazunori Ueno, as Director, Satoshi Higashi, Shin Unozawa and Mari Matsunaga, as Standing Corporate Auditor, Susumu Yamada and as Corporate Auditor, Koji Yanase.
5. Mari Matsunaga is an external director as provided for in Article 188, paragraph 2, item 7-2 of the Commercial Code.
6. All of the corporate auditors are external corporate auditors as provided for in Article 18, paragraph 1 of the Law for Special Exceptions to the Commercial Code Concerning Audits, etc. of Stock Corporations.

Note:

In this report, all fractional sums in tables are rounded down.

BALANCE SHEET
(As of March 31, 2004)

	(million yen)
	Amount
ASSETS	
Current assets	
Cash and time deposits	¥38,693
Notes receivable-trade	1,667
Accounts receivable-trade	20,553
Marketable securities	3,003
Merchandise	966
Products	188
Raw materials	15
Work in progress	173
Supplies	33
Advanced Payment	1,829
Deposit	2,361
Prepaid expenses	210
Short-term loans receivable	3,465
Accounts receivable-other	1,098
Deferred tax assets-currents	2,635
Other current assets	22
Allowance for doubtful receivables	(131)
Total current assets	76,787
Fixed Assets	
Tangible fixed assets	
Buildings	7,745
Structures	127
Machinery and equipment	254
Vehicles	13
Tools, furniture and fixtures	4,400
Land	12,627
Construction in progress	958
Total tangible fixed assets	26,128
Intangible fixed assets	
Software	832
Other intangible fixed assets	46
Total intangible fixed assets	878
Investments and other assets	
Investment in securities	4,396
Investment in affiliated companies' stocks	32,095
Investment in affiliated companies' bonds	10
Investment	82
Long-term loans to affiliated companies	3,572
Claims in bankruptcy, etc.	622
Long-term prepaid expenses	3
Deferred tax assets-non-current	5,021
Other investments	785
Allowance for doubtful receivables	(1,916)
Total investments and other assets	44,672
Total fixed assets	71,680
Total assets	¥148,467

	(million yen)
	Amount
LIABILITIES	
Current liabilities	
Notes payable-trade	¥1,330
Accounts payable-trade	13,271
Accounts payable-other	10,448
Accrued income taxes	4,537
Accrued consumption tax	30
Accrued expenses	2,647
Deposits received	54
Unearned revenues	33
Other current liabilities	72
Total current liabilities	32,425
Fixed liabilities	
Bonds	25,000
Accrued retirement and severance benefits	118
Officer's retirement allowance reserve	494
Deferred tax liabilities due to revaluation	804
Other fixed liabilities	689
Total fixed liabilities	27,107
Total liabilities	59,533
SHAREHOLDERS' EQUITY	
Common stock	24,292
Capital surplus	23,625
Capital reserve	23,625
Earning surplus	61,343
Retained earnings appropriated for legal reserves	1,645
Voluntary reserves	52,613
Reserve for deferred income tax on fixed assets	249
General reserves	52,363
Unappropriated retained earnings at the end of the period	7,084
Difference in revaluation	(21,545)
Other valuation differences of securities	1,325
Treasury stocks	(108)
Total shareholders' equity	88,934
Total liabilities and shareholders' equity	148,467

INCOME STATEMENT

(April 1, 2003 through March 31, 2004)

		(million yen)
		Amount
Net Sales		¥128,655
Cost of Sales		75,531
Gross Profit		53,123
Selling, general and administrative expenses		41,752
Operating income		11,370
Non-operating income		1,724
Interest income	44	
Interest on securities	3	
Dividend received	823	
Gain on sale of securities	22	
Rental income	474	
Miscellaneous income	355	
Non-operating expenses		531
Interest on bonds	327	
Leased asset expenses	158	
Loss from fluctuation of foreign exchange rate	12	
Miscellaneous loss	32	
Recurring income		12,564
Extraordinary income		1,910
Gain on sale of investment in securities	302	
Gain on sale of affiliated companies' stocks	1,523	
Reversal of reserve for losses on investments	6	
Reversal of allowance for doubtful receivables	77	
Extraordinary losses		2,805
Loss on sale of fixed assets	5	
Loss on disposal of fixed assets	475	
Loss on write-down of investments in securities	38	
Loss on write-down of affiliated companies' stocks	885	
Provision for allowance for doubtful receivables	1,400	
Net income before income taxes		11,669
Corporate income, inhabitant and enterprise taxes	6,390	
Tax adjustments	(1,707)	4,682
Net income		6,986
Balance brought forward		833
Interim cash dividends		735
Unappropriated retained earnings		7,084

NOTES TO FINANCIAL REPORTS

All sums are shown in millions of yen, rounded down.

I. Summary of significant accounting policies

1. Valuation basis and method used for securities

a. Debt securities expected to be held until maturity are stated at amortized cost (straight-line method).

b. Equity shares of subsidiaries and affiliated companies are stated at cost determined by the moving-average method.

c. Other securities

Securities with market value are carried at the market value on the balance sheet date, etc. (Unrealized gains and unrealized losses on these securities are all reported as a separate component of shareholders' equity, and the selling costs are accounted for using the moving average method.)

Securities without market value are stated at cost based on the moving average method.

2. Valuation basis and method used for inventories

Inventories are stated at cost determined by the gross average method.

3. Depreciation method for fixed assets

Tangible fixed assets are depreciated using the declining balance method. For structures (excluding attached facilities and equipment) acquired after April 1, 1998, however, the straight line method is applied.

The useful lives of the main types of fixed assets are defined as follows:

Buildings:	3-50 years
Tools and fixtures:	2-20 years

Intangible fixed assets are depreciated by the straight-line method. The useful lives of such assets are defined as follows:

Software used internally:	5 years

4. Translation of assets and liabilities in foreign currencies

All asset and liability accounts in foreign currencies are translated into Japanese yen at the spot market exchange rate on the balance sheet date and translation adjustments are treated as an income or loss.

5. Accounting criteria for allowances

a. Allowance for doubtful receivables: Allowance for doubtful receivables is provided in an amount sufficient to cover probable losses on collection. It consists of the estimated uncollectible amount with respect to certain identified doubtful receivables and an amount calculated using the rate of historical collection losses with respect to the remaining receivables.

b. Accrued retirement and severance benefits: The Company makes provisions for the necessary amount of reserve for employees' retirement and severance benefits deemed to accrue during the fiscal year, based on the Company's estimated payment obligation and the pension fund balance at year-end. Actuarial gain or loss is amortized, from the year following the year in which the gain or loss is recognized, by the straight-line method for a given number of years (10 years) within employees' average remaining years of service.

c. Officers' retirement allowance reserve: The Company uses its internal rules for calculating the amount that will be required at year-end for officers' retirement allowances. This reserve is as provided pursuant to Article 43 of Regulations for Implementation of the Commercial Code.

6. Leases

Finance leases other than those which transfer ownership of the leased property to the lessee are accounted for in the same manner as for operating lease transactions.

7. Consumption tax and similar taxes

Based on net sales exclusive of tax.

8. Terms and presentation

Article 197 of the Regulations for Implementation of the Commercial Code is applied. The terms and presentation for Balance Sheet and Income Statement are in accordance with the Rules for Financial Statements.

II. Notes to the non-consolidated balance sheet

1. Monetary assets and liabilities with respect to affiliated companies

Short-term monetary claims on affiliated companies:	¥7,662 million
Long-term monetary claims on affiliated companies:	¥3,572 million
Short-term monetary obligations to affiliated companies:	¥2,660 million
Long-term monetary obligations to affiliated companies:	¥511 million

2. Accumulated depreciation of tangible fixed assets ¥23,892 million

3. Major leased assets: In addition to fixed assets stated in the balance sheet, the Company uses leased equipment for product development, information equipment and other equipment.

4. Assets pledged as collateral:

Cash and deposits ¥80 million

(Collateral for payment guarantees)

5. Net assets as specified under Article 124, item 3 of the Regulations for Implementation of the Commercial Code.

¥1,325 million

6. New share subscription rights issued under the Article 280-19, paragraph 1 of the Commercial Code before its revision in April 1, 2002:

Date of resolution at the General Meeting of Shareholders:	June 26, 2001
Class of shares to be issued:	Common stock
Value of shares for which new share subscription rights were issued:	¥834 million
Issue price (exercise price):	¥1,862

7. Revaluation of land: The Company revaluated its business-use land in accordance with the Law Concerning Revaluation of Land (March 31, 1998 Law No. 34) and recorded the land revaluation difference under shareholders' equity.
   Method of revaluation: As specified in Article 2, item 4 of the Regulations for Implementation of the Law Concerning Revaluation of Land (March 31, 1998 Ordinance No. 119), the value of land announced by the Director-General of the National Tax Administration Agency for the land value tax, specified in Article 16 of the Land Value Tax Law (May 2, 1991 Law No. 69), was used to calculate the value of the land, with reasonable adjustments to that valuation.
   Date of revaluation: March 31, 2002
   The market value of revalued land at the fiscal year end was ¥1,106 million lower than the book value.

III. Notes to the non-consolidated income statement

1. Transactions with affiliated companies

Sales	¥14,852 million
Purchases	¥14,525 million
Non-trade balances	¥674 million

2. Selling, general and administrative expenses

Freight	¥3,387 million
Advertising and general publicity expenses	¥12,516 million
Salaries and benefits	¥5,604 million
Increase in accrued retirement and severance benefits	¥411 million
Increase in officersretirement allowance reserve	¥74 million
Depreciation expenses	¥674 million
Research and development expenses	¥11,901 million
Increase in allowance for doubtful receivables	¥87 million

3. Total research and development expense (included in selling, general and administrative expenses) ¥11,901 million

4. Net income per share ¥70.19

PROPOSED APPROPRIATION OF RETAINED EARNINGS

(Yen)

Unappropriated retained earnings at end of year		¥7,084,682,981
Reversal of reserve for deferred income tax on fixed assets		11,861,306
Total		7,096,544,287
To be appropriated as follows:		
Cash dividends		738,788,633
¥7.50 per share		
Bonuses to officers		101,800,000
Bonuses to Directors:	¥95,800,000	
Bonuses to Corporate Auditors:	¥6,000,000	
General Reserve		5,400,000,000
Unappropriated retained earnings carried forward		855,955,654

Notes:

1. An interim dividend of ¥15 per share, totaling ¥735,114,615, was paid on December 9, 2003.
2. Reversal of the reserve for deferred income tax on fixed assets was based on the provisions of the Special Taxation Measures Law.

INDEPENDENT AUDITOR'S REPORT

May 25, 2004

The Board of Directors
Bandai Co., Ltd.:

Sanko & Co.
Keizo Higuchi (seal)
Certified Public Accountant
Representative and Engagement Partner

Yuzo Yamamoto (seal)
Certified Public Accountant
Representative and Engagement Partner

AZSA & Co.
Shuji Otsu (seal)
Certified Public Accountant
Representative and Engagement Partner

Toshihiro Otsuka (seal)
Certified Public Accountant
Representative and Engagement Partner

We have audited, the non-consolidated balance sheet, the non-consolidated income statement, the business report (limited to the portions related to accounting matters), the proposed appropriation of retained earnings and the schedules thereto (limited to the portion related to accounting matters) pertaining to the 56th fiscal year from April 1, 2003 to March 31, 2004, of Bandai Co., Ltd. ("Company"), in accordance with Article 2, paragraph 1 of the Law for Special Exceptions to the Commercial Code Concerning Audits, Etc. of Joint Stock Companies of Japan. The portions of the business report and the schedules subjected to our audit were those derived from the accounting books and records of the Company. These financial statements and schedules are the responsibility of the Company's management. Our responsibility as auditors is to express an opinion on those financial statements and schedules from an independent position.

Our audit was made in accordance with auditing standards generally accepted in Japan. We planned and performed the audit to obtain reasonable assurance about whether the financial statements and schedules are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and schedules, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial presentation. Our audit also included auditing procedures that we deemed necessary pertaining to subsidiaries.

As a consequence of our audit, we are of the opinion that:

(1) The non-consolidated balance sheet and the non-consolidated income statement of the Company present fairly the non-consolidated financial position of the Company and the non-consolidated results of its operations for the fiscal year then ended in compliance with the provisions of applicable laws, regulations, and the Articles of Incorporation of the Company.

(2) The business report of the Company (limited to the portions related to accounting matters) presents fairly its status in compliance with the provisions of applicable laws, regulations, and the Articles of Incorporation of the Company.

(3) The proposaled appropriation of retained earnings is presented in compliance with the provisions of applicable laws, regulation, and the Articles of Incorporation of the Company

(4) There are no items that must be noted under the provisions of the Commercial Code of Japan with respect to the schedules (limited to the portions related to accounting matters).

No conflicts of interest, as defined by the provisions of the Certified Public Accountants Law, exist between the Company and our firm or engagement partners.

REPORT OF THE BOARD OF CORPORATE AUDITORS

We, the Board of Corporate Auditors, have received reports from each of the corporate auditors on the conduct of business activities by the directors of the Company during the 56th fiscal year, which extended from April 1, 2003 to March 31, 2004, and on the methods and results of the audit covering such fiscal year. After meeting and discussing these matters, we report as follows:

1. Outline of Auditing Procedures by the Corporate Auditors

As per the audit policies and division of labor set by the Board of Corporate Auditors, each Corporate Auditor has attended the meetings of the Board of Directors and other important meetings, obtained business reports from directors and their staffs, reviewed significant documents and resolutions, and investigated the operations and financial standing of the Company's head office and other principal offices. We attended the important joint meetings with of the Company's principal subsidiaries and whenever necessary visited the principal subsidiaries and received explanations of their operations and financial conditions. In addition, we received reports and explanations from the independent auditors of the Company as needed and reviewed the financial statements and schedules.

In addition to the above-mentioned auditing procedures, with respect to such matters as the engagement of a Director in a competing business, the conduct of transactions causing a conflict of interest between a Director and the Company, the provision of benefits by the Company without consideration, the conduct of irregular transactions with subsidiaries or shareholders of the Company, and acquisitions and disposals of treasury stock by the Company, we employed such methods as requiring reports from Directors and employees and made detailed inspections of such matters whenever necessary.

2. Conclusions of the Audit

(1) We affirm that the methods and the conclusions of the audit by Sanko & Co. and AZSA & Co., the independent auditors of the Company, are proper.

(2) We affirm that the business report fairly presents the situation of the Company in compliance with the provisions of applicable laws, regulations and the Articles of Incorporation.

(3) With respect to the proposed appropriation of retained earnings, we affirm that there are no items that must be mentioned in light of the financial condition of the Company or any other circumstances.

(4) We affirm that the schedules fairly present the items to be disclosed and that there are no other items that must be mentioned in respect thereof.

(5) We affirm that with regard to Directors' execution of their duties, including those relating to the subsidiaries, no dishonest act or material fact of violation of applicable laws, regulations or the Article or Incorporation exists.

We also affirm that the Directors have made no violations related to such matters as the engagement of a Director in a competing business, the conduct of transactions causing a conflict of interest between a Director and the Company, the provision of benefits by the Company without consideration, the conduct of irregular transactions with subsidiaries or shareholders of the Company, and acquisitions or disposals of treasury stock by the Company.

June 1, 2004

Board of Corporate Auditors
Bandai Co., Ltd.

Standing Corporate Auditor	Shinya Takagi	(Seal)
Standing Corporate Auditor	Susumu Yamada	(Seal)
Corporate Auditor	Kouji Yanase	(Seal)
Corporate Auditor	Tasuku Honjo	(Seal)

Note: All the Corporate Auditors are external auditors as provided for in Article 18, paragraph 1 of the Law for Special Exceptions to the Commercial Code Concerning Audits of Joint Stock Companies, etc.

REFERENCE MATERIALS CONCERNING EXERCISE OF VOTING RIGHTS

1. Total number of voting rights held by all the shareholders 984,471

2. Proposals and related items

Item1: Acceptance of the Proposed Appropriation of Retained Earnings for the 56th Fiscal Year

Details of this proposal appear on page 17 of the appended materials. The proposal includes appropriation to internal reserves, to improve the Company's financial position and give it resources for further growth.

The proposed term-end dividend for the current term is ¥7.5 per share.

An interim dividend of ¥15 per share has already been paid. Thus, the total dividend for the year is ¥22.5 per share. (Because a two-for-one stock split was carried out on common stock in the Company in the term under review, the dividend, calculated on the basis of the stock split having been carried out at the beginning of that term, was ¥15 per share.)

Item2: Changes in the Articles of Incorporation

Details of the proposed changes in the Company's Articles of Incorporation are described below:

1. Reasons for the changes

(1) The total number of authorized shares to be issued by the Company, as specified in the current Article 5, Total Number of Authorized Shares, of the Articles of Incorporation will be amended from 180,000,000 to 360,000,000 to prepare for future issuance of new shares.

(2) Pursuant to the revision of the Law for Special Exceptions to the Commercial Code of Japan Concerning Audits, etc. of Stock Corporations (Law No. 132, 2003), implemented on September 25, 2003, the Company will add a provision for purchase of its own shares as Article 6 (Purchase by the Company of its own shares) to the Articles of Incorporation, making it possible under the Articles of Incorporation for the Company to act promptly in implementing capital policies in response to the changing economic environment, by approval of purchase of its own shares based on a resolution of the Board of Directors.

(3) Pursuant to the Law for Partial Revision of the Commercial Code (Law No. 44, 2002), implemented on April 1, 2003, the Company will add Article 9 (Additional Purchase of Shares Constituting Less than One Unit) and amend the existing Article 8 (Share Handling Regulations), Article 9 (Transfer Agent) and Article 10 (Record Date) to reflect the establishment of a system to purchase additional shares constituting less than one unit.

(4) In consequence of the addition of the new articles specified in (2) and (3) above, the numbering of existing articles will be amended, moving them down.

2. The particulars of the proposed amendment:

The particulars of the proposed amendment are as follows:

(Underline shows the amendment.)

Before amendment	As amended
Chapter Ⅱ. Shares	**Chapter Ⅱ. Shares**
(Total Number of Authorized Shares) Article 5: The total number of shares authorized to be issued by the Company shall be 180,000,000 shares; however, in the event that any shares are canceled, the number of such shares so canceled shall be subtracted from the total number of shares so authorized to be issued.	(Total Number of Authorized Shares) Article 5: The total number of shares authorized to be issued by the Company shall be 360,000,000 shares; however, in the event that any shares are canceled, the number of such shares so canceled shall be subtracted from the total number of shares so authorized to be issued.
(to be newly established) Article 6. (Descriptions omitted) Article 7. (Descriptions omitted)	(Purchase by the Company of its own shares) Article 6: The Company may, pursuant to the provisions of Article 211-3, paragraph 1, item 2 of the Commercial Code, purchase its own shares, based on a resolution of the Board of Directors. Article 7. (Same as existing) Article 8. (Same as existing)
(to be newly established)	(Additional Purchase of Shares Constituting Less than One Unit) Article 9: Shareholders (including beneficial shareholders; the same shall apply hereafter) holding less than a one unit of shares of the Company stock may, in accordance with the Company's Share Handling Regulations, request the Company to purchase enough shares toform one unit or units of shares together with the shares so requested .
(Share Handling Regulations) Article 8: The denominations of share certificates to be issued by the Company, registration of transfers of shares, registration of pledges on shares, indication of trust property on share certificates, delivery of share	(Share Handling Regulations) Article 10: The denominations of share certificates to be issued by the Company, registration of transfers of shares, registration of pledges on shares, indication of trust property on share certificates, delivery of share

certificates, purchase of shares constituting less than one unit and procedures for application relating to shares and fees therefor shall be governed by the Share Handling Regulations of the Company established by the Board of Directors.	certificates, purchase of shares constituting less than one unit, <u>additional purchase of shares constituting less than one unit</u> and procedures for application relating to shares and fees therefor shall be governed by the Share Handling Regulations of the Company established by the Board of Directors.
(Transfer agent) Article <u>9</u>. (Description omitted) 2. (Description omitted) 3. The Shareholders' Register, the Beneficial Shareholders' Register and Register of Loss of Share Certificates of the Company shall be kept at the place of business of the transfer agent, and the Company shall not handle, but shall have the transfer agent handle, the registration of transfers of shares, the delivery of share certificates, the registration of loss of share certificates, the purchase of shares constituting less than one unit and other businesses relating to its shares.	(Transfer agent) Article <u>11</u>. (Same as existing) 2. (Same as existing) 3. The Shareholders' Register, the Beneficial Shareholders' Register and Register of Loss of Share Certificates of the Company shall be kept at the place of business of the transfer agent, and the Company shall not handle, but shall have the transfer agent handle, the registration of transfers of shares, the delivery of share certificates, the registration of loss of share certificates, the purchase of shares constituting less than one unit, <u>additional purchase of shares constituting less than one unit</u> and other businesses relating to its shares.
(Record date) Article <u>10</u>: The Company shall treat the shareholders <u>(including beneficial shareholders; the same shall apply hereinafter)</u> entered or recorded in the final Shareholders' Register and the final Beneficial Shareholders' Register as of the settlement of accounts of each fiscal year as shareholders entitled to exercise their rights at the ordinary general meeting of shareholders relating to such settlement of accounts. 2. (Description omitted)	(Record date) Article <u>12</u>: The Company shall treat the shareholders entered or recorded in the final Shareholders' Register and the final Beneficial Shareholders' Register as of the settlement of accounts of each fiscal year as shareholders entitled to exercise their rights at the ordinary general meeting of shareholders relating to such settlement of accounts. 2. (Same as existing) (From this article on, articles are renumbered to move them down two numbers.)

Item 3. Election of 12 Directors

All 13 Directors' terms of office will come to an end upon the close of this General Meeting of Shareholders. Therefore, we would like to elect 12 Directors.

Candidates for Directors

	Name (Date of birth)	Resume and representation of other companies	Shares owned
1	Takeo Takasu (Jun. 24, 1945)	Apr. 1968: Entered Sanwa Bank (current UFJ Bank Limited) Oct. 1993: Branch Manager, Los Angeles Branch of Sanwa Bank Apr. 1996: Entered Bandai Co., Ltd. as General Manager of the Planning Office Jun. 1996: President and Representative Director, Bandai Holdings Corp. Jun. 1997: Managing Director of Bandai Co., Ltd. Mar. 1999: President and Representative Director (current position)	29,200
2	Ryohei Tsunoda (Mar. 12, 1951)	Apr. 1973: Entered Bandai Co., Ltd. Apr. 1991: General Manager, Character Management, Character Department Jun. 1995: Director and Assistant General Manager, Development Department and General Manager, Media Department Apr. 1999: Director and Acting General Manager, General Administration Department and General Manager, Legal Affairs Department May 1999: President and Representative Director, Bandai Visual Co., Ltd. Jun. 1999: Retired as Director of Bandai Co., Ltd. May 2003: Standing Advisor of Bandai Co., Ltd Jun. 2003: Senior Vice President and Representative Director (current position)	23,000
3	Masaatsu Hayakawa (Mar. 21,1943)	Apr. 1966: Entered Bandai Co., Ltd. Jun. 1992: Director and General Manager, Accounting Department Mar. 1994: President and Representative Director, Banalex Corp. Jun. 1994: Retired as Director of Bandai Co., Ltd. Oct. 1998: Standing Corporate Auditor, Bandai Co., Ltd. Jun. 1999: Retired as Standing Corporate Auditor, Bandai Co., Ltd. Jun. 1999: Managing Director, Bandai Co., Ltd. Apr. 2002: Senior Managing Director, Bandai Co. Ltd. (current position)	27,700
4	Kazunori Ueno (Sep. 16, 1953)	Apr. 1977: Entered Bandai Co., Ltd. Apr. 1991: General Manager, Vending Machine / Candy Business Department Jun. 1999: Corporate Executive Officer, Assistant General Manager, Lifestyles Division, and General Manager, Business Strategies Office, Lifestyles Division Apr. 2001: Corporate Executive Officer, General Manager, Character Toys Division	1,500

	Name (Date of birth)	Resume and representation of other companies	Shares owned
		Jun. 2001: Director responsible for Toys Business Project and General Manager, Character Toys Division Apr. 2003: Managing Director, Toys & Hobby Company President, and Chief Gundam Officer Apr. 2004: Managing Director, Leader, Toys & Hobby Group, Chief Gundam Officer, President, Toy Hobby Company (current position)	
5	Shin Unozawa (Sep. 27, 1957)	Apr. 1981: Entered Bandai Co., Ltd. Oct. 1992: Director, Bandai Visual Co., Ltd. Apr. 1995: General Manager, PIPPIN Project, Development Division, Bandai Co., Ltd. Jan. 1996: Director, Bandai Digital Entertainment Corporation Jan. 1998: General Manager, Digital Engine Project Department, Bandai Co., Ltd. Apr. 2001: Corporate Executive Officer and General Manager, Video Game Business Division Jun. 2002: Director and General Manager, Video Game Business Division Apr. 2004: Director, Leader, Game Software Group, President, Video Game Company (current position)	4,400
6	Satoshi Higashi (Nov. 6, 1957)	Apr. 1980: Entered Bandai Co., Ltd. Apr. 1998: General Manager, PR Department Jun. 1999: Corporate Executive Officer and General Manager, President's Office Apr. 2001: Corporate Executive Officer and General Manager, Media Department Jun. 2001: Director responsible for Group Media Relations, and General Manager, Media Department Apr. 2004: Director responsible for Group Media Relations Bandai Museum Chief Officer (current position)	5,500
7	Junji Senda (Dec. 21, 1949)	Apr. 1972: Entered Bandai Co., Ltd. Apr. 1989: General Manager, Boy's Character Toys Department Apr. 2000: Corporate Executive Officer and General Manager, Candy Business Division Jun. 2003: Corporate Executive Officer responsible for Group Development Policy, General Manager, New Business Office Apr.2004: Director responsible for Alliance, Head of Incubation Center, General Manager, New Business Section (current position)	4,300
8	Masaaki Tsuji (Aug. 23, 1953)	Oct. 1984: Entered Bandai Co., Ltd. Nov. 1993: President and Representative Director, Bandai U.K. Ltd. Jan. 1998: President and Representative Director, Bandai America Inc. Apr. 2003: Corporate Executive Officer responsible for Overseas Projects, Bandai Co., Ltd., and President and Representative Director, Bandai America Inc. Jun. 2003: Director responsible for Overseas Projects, Bandai Co., Ltd., and President and Representative Director, Bandai America Inc. (current position)	3,700

	Name (Date of birth)	Resume and representation of other companies	Shares owned
9	Takeichi Hongo (Jan. 11, 1955)	Apr. 1978: Entered Bandai Co., Ltd. Apr. 1998: General Manager, First Operating Department, Toy Division Apr. 2002 Corporate Executive Officer and General Manager, Character Toys Business Division Jun. 2003: Corporate Executive Officer responsible for Group Manufacturing Project, and General Manager, Character Toys Business Division Apr. 2004: Director responsible for Group Development and Production Policy, Chief Tamagotchi Officer (current position)	3,100
10	Mitsuaki Taguchi (Jun. 16, 1958)	Apr. 1982: Entered Bandai Co., Ltd. Apr. 1999: General Manager, Vendor Business Department, Lifestyles Division Apr. 2000: Corporate Executive Officer and General Manager, Vendor Business Department Apr. 2003: Corporate Executive Officer, Lifestyle Company President, and General Manager, Lifestyle Division Jun. 2003: Director, Lifestyle Company President, and General Manager, Lifestyle Division Apr. 2004: Director, Leader, Lifestyle Group, President, Lifestyle Company (current position)	3,200
11	Koichi Honda (Jan. 16, 1960)	April 1982: Entered Bandai Co., Ltd. April 1999: General Manager, Home Products Business Department, Lifestyles Division April 2003: Corporate Executive Officer responsible for Group Accounting Project and New Head Office Building Construction, and General Manager, Personnel Strategy Jun. 2003: Corporate Executive Officer responsible for Group Accounting Project and New Head Office Building Construction, and General Manager, Personnel Strategy Apr. 2004: Director responsible for Group Management Policy, Head of Shared Service Center (current position)	3,500
12	Mari Matsunaga (Nov. 13, 1954)	Apr. 1977: Entered Japan Recruit Center (now Recruit Inc.) Jul. 1986: Editor in chief, its *Jobs Journal* Jul. 1988: Editor in chief, *Torabayu* Jul. 1997: Entered NTT DoCoMo as General Manager of Planning, Gateway Business Division Apr. 2000: Opened Mari Matsunaga Office Jun. 2002: Director, Bandai Co., Ltd. (current position)	100

Notes:

1. There are no special conflicts of interest between any of the candidates and the Company.
2. Mari Matsunaga is an external director as provided for in Article 188, paragraph 2, item7-2 of the Commercial Code.

Item 4. Election of 1 Corporate Auditor

The term of office of Corporate Auditor Tasuku Honjo will come to an end upon the close of this General Meeting of Shareholders. Therefore, we would like to elect 1 new Corporate Auditor.

The Board of Corporate Auditors has approved this proposal.

Candidate for Corporate Auditor

Name (Date of birth)	Resume and representation of other companies	Shares owned
Gou Kawada (Dec. 3, 1942)	Apr. 1967: Entered the National Tax Agency Jul. 1974: Director, Kashiwabara Taxation Office Jul. 1983: Director, Examination and Criminal Investigation Department, Sendai Taxation Office Nov. 1987 General Manager, Office of International Operations to the Commissioner's Secretariat, National Tax Agency Jul. 1989: Director, Management and Co-ordination Department, Kanazawa Regional Taxation Bureau Jul. 1994: Director, Revenue Management Division, National Tax Agency May 1995: Director, Sendai Regional Taxation Bureau Apr. 1997: Professor, Faculty of Political Science and Economics, Kokushikan University Apr. 2003: Professor, Faculty of Economics, Kokugakuin University Apr. 2004: Professor, Graduate School of Global Business, Meiji University (current position)	0

Notes:

1. There are no special conflicts of interest between the candidate and the Company.
2. Gou Kawada is an external corporate auditor as provided for in Article 18, paragraph 1 of the Law for Special Exceptions to the Commercial Code Concerning Audits, etc. of Stock Corporations.

Item 5. Retirement allowances for retiring Director and retirement allowances for Directors in connection with the abolition of the existing system of Retirement Allowances for Directors.

We would like to present a retirement allowance, according to the Company's standard, to Director Makoto Yamashina, who will retire as Director at the completion of his term at the close of this General Meeting of Shareholders, in recognition of his many labors for the Company during his period of service.

Upon closing of this meeting, the retirement allowance system for Directors is to be abolished as part of the Company's business structure reforms. Following such move, in accordance with Item 3 on the agenda, we would like to grant Directors who will be reappointed, retirement allowances corresponding to their length of service up to the close of this General Meeting of Shareholders in accordance with the Company's standard, to reward their labors. The specific amount of the retirement allowances and method of payment for each Director shall be allowed to be determined at the discretion of the Board of Directors.

Brief profile of resigning Director is as follows:

Name	Resume and representation of other companies		
Makoto Yamashina	Feb. 1973:	Director	
	Dec. 1974:	Managing Director	
	Dec. 1976:	Director and Vice President	
	May 1980:	President and Representative Director	
	Jun. 1997:	Director and Chairman	
	Jun.1999:	Director and Honorary Chairman	
	Jun. 2003:	Director	(current position)

Brief profiles of Directors to be reappointed in accordance with Item 3 are as follows:

Takeo Takasu	Jun. 1997:	Managing Director	
	Mar. 1999:	President and Representative Director	(current position)
Ryohei Tsunoda	Jun. 2003:	Senior Vice President and Representative Director	(current position)
Masaatsu Hayakawa	Jun. 1999:	Managing Director	
	Apr. 2002:	Senior Managing Director	(current position)
Kazunori Ueno	Jun. 2001:	Director	
	Apr. 2003:	Managing Director	(current position)
Shin Unozawa	Jun. 2002:	Director	(current position)
Satoshi Higashi	Jun. 2001:	Director	(current position)
Junji Senda	Jun. 2003:	Director	(current position)
Masaaki Tsuji	Jun. 2003:	Director	(current position)
Takeichi Hongo	Jun. 2003:	Director	(current position)
Mitsuaki Taguchi	Jun. 2003:	Director	(current position)
Koichi Honda	Jun. 2003:	Director	(current position)
Mari Mastunaga	Jun. 2002:	Director	(current position)

Item 6. Retirement allowances for retiring Corporate Auditor and retirement allowances for Corporate Auditors in connection with the abolition of the existing system of Retirement Allowances for Corporate Auditors.

We would like to present a retirement allowance, according to the Company's standard, to Corporate Auditor Tasuku Honjo, who will retire as Corporate Auditor at the completion of his term at the close of this General Meeting of Shareholders, in recognition of his labors for the Company during his period of service.

Upon closing of this meeting, the retirement allowance system for Corporate Auditors is to be abolished together with the abolition of retirement allowances system for Directors. Following such move, we would like to grant 3 Corporate Auditors currently in office , retirement allowances corresponding to their length of service up to the close of this General Meeting of Shareholders in accordance with the Company's standard, to reward their labors. The specific amount of the retirement allowances and method of payment for each Corporate Auditor shall be allowed to be determined at the discretion of the Board of Corporate Auditors.

Brief profile of retiring Corporate Auditor is as follows:

Name	Resume	
Tasuku Honjo	Oct. 1998:	Corporate Auditor, Bandai Co., Ltd. (current position)

Notes: Corporate Auditor Tasuku Honjo is an external corporate auditor as specified in Article 18, paragraph 1 of the Law for Special Exceptions to the Commercial Code Concerning Audit, etc. of Stock Corporations.

Brief profiles of Corporate Auditors currently in office are as follows:

Name	Resume		
Shinya Takagi	Jun. 1999:	Standing Corporate Auditor	(current position)
Susumu Yamada	Jun. 1999:	Standing Corporate Auditor	(current position)
Koji Yanase	Jun. 1997:	Corporate Auditor	(current position)

Item 7. Revision in Compensation Payments for Corporate Auditors

At the Special General **Meeting** of Shareholders held on October 14, 1998, compensation payments of no greater than ¥4,000,000 a month was approved for the Corporate Auditors. In view of changing economic conditions, the recent elimination of the retirement allowance system and other circumstances, we would like to revise the compensation payment for Corporate Auditors to no greater than ¥5,000,000 a month. If Item 4 is approved as proposed, the Company will have four Corporate Auditors.

Item 8. Issuing New Share Subscription Rights for the Purpose of Granting Stock Options

Based on Article 280-20 and Article 280-21 of the Commercial Code, we request approval of the issue of new share subscription rights as stock options, on the terms described below:

1. Reason for granting new share subscription rights on particularly favorable terms

A gratis issue of new share subscription rights to Directors and employees of the Company, and directors of the Company's subsidiaries, under the terms described below, will spur enhanced desire and morale for improving Bandai Group's performance.

2. Recipients of new share subscription rights

Directors and employees of the Company, and directors of the Company's subsidiaries

3. Terms for granting new share subscription rights

(1) Class and number of shares to be reserved for new share subscription rights:

A maximum of 1,800,000 shares of common stock

Moreover, if the Company carries out a stock split or consolidation, the following formula will be used to adjust the number of shares for which new share subscription rights may be granted, providing that, of the shares to which the adjustment calculation is to be applied, it shall be applied only to the number of shares for which new share subscription rights have not been exercised at the time in question and that any fractional number of shares resulting from the calculation be rounded down to the nearest whole number of shares.

Adjusted number of shares =

(Pre-adjustment number of shares) × (split or consolidation ratio)

The Company will adjust the number of shares to be acquired upon exercise of each new share subscription rights as it deems necessary in the case of a merger or consolidation under which the new share subscription rights are recognized or a split of the Company or if the Company carries out a capital reduction.

(2) Total number of new share subscription rights

A maximum of 18,000

Each new share subscription right represents a right to subscribe for 100 shares of common stock in the Company; if the adjustment to the number of shares described in (1) above is effected, the same adjustment applies to the number of new share subscription rights.

(3) Issue price of new share subscription rights

Gratis

(4) Amount to be paid in for exercise of new share subscription rights

The amount to be paid in per subscription right in order to exercise it shall be the amount to be paid in per share as defined below multiplied by the number of shares per subscription right as defined in (2) above.

The amount to be paid in per share shall be 1.05 times the average of the closing prices of the Company's share of common stock on the Tokyo Stock Exchange (regular way) on each day of the month (excluding days in which the Company's shares are not traded) prior to the month in which the day on which the new share subscription rights are to be exercised occurs; the resulting figure shall be rounded up by evening up any fractional amounts below one yen (¥1). If, however, the resulting figure is lower than the closing price on the day on which the new share subscription rights are to be exercised, then the closing price on the day when the rights are issued shall be used.

Furthermore, if the Company carries out a stock split or consolidation after issuing new share subscription rights, the following formula will be used to adjust the amount to be paid in any fractional sums less than one yen resulting from the calculation shall be rounded up to the nearest yen:

Amount to be paid in per share =

$$\text{(Pre-adjustment amount)} \times \frac{1}{\text{(split or consolidation ratio)}}$$

Also, if an issue of new shares at below the market price , or a retirement of treasury stock (except for the exercise of new share subscription rights, the exercise of new share subscription rights as stipulated in Article 280-19 of the Commercial Code prior to its April 1, 2002 revision, and transfer of treasury stock as provided for in Article 221-2 of the Commercial Code (request for sale of shares constituting less than one unit)) occurs, then the following formula will be used to adjust the amount to be paid in per share; and the resulting figure shall be rounded down by discarding any fractional amounts below one yen (¥1):

$$f = e \times \frac{a + \frac{b \times c}{d}}{a + b}$$

a. Number of shares outstanding
b. Number of new shares issued
c. Amount to be paid in per share
d. Market price per share

e. Pre-adjustment amount
f. Adjusted amount to pay in

In the above formula, "number of shares outstanding" is defined as the total number of shares the Company has issued exclusive of treasury stock; if the Company is retiring treasury stock, then number of "new shares issued" shall be replaced by "number of treasury stock to be disposed" and "amount to be paid in per share" shall be replaced by "retirement price per share."

When circumstances arise that necessitate an adjustment to the amount to be paid in per share, as in the case of a merger or consolidation under which the new share subscription rights are transferred, a split of the Company, or if the Company carries out a capital reduction, the Company shall adjust the amount to be paid in per share as it deems necessary.

(5) Exercise period

From June 25, 2005, to June 30, 2008.

(6) Conditions on exercise of new share subscription rights:

a. Those who receive new share subscription rights ("Owner of new share subscription rights") must be Directors or employees of the Company, or directors of the Company's subsidiaries at the time of exercising the subscription rights.

b. Regardless of the regulation stated in (6)a, should the Owner of new share subscription rights resign or retire due to his or her own reason, he or she may exercise the new share subscription rights within six months of the event in question. However, he or she shall not exercise such right after the exercise period. If he or she retires either involuntarily or due to other causes that the Company deems appropriate, his or her right and its execution period shall not be changed.

c. Should the Owner of new share subscription rights die during the exercise period, his or her heir (one person only) may exercise the new share subscription rights within six months of the death in question (within six months from the beginning of exercise period in case where he or she dies before such period). However, he or she shall not hold or exercise such right after the exercise period.

d. Other conditions for exercising new share subscription rights shall be prescribed in the New Share Subscription Rights Contract as decided by this General Meeting of Shareholders and the Board of Directors.

(7) Conditions for retirement of new share subscription rights

a. The Company may retire new share subscription rights when those receiving such rights can no longer exercise them based on the conditions for their exercise stated in (6) above; such retirement will take place without any monetary consideration.

b. The Company may at any time cancel the unexercised new share subscription rights it has acquired and holds without any monetary consideration.

c. Subscription rights will be retired without any monetary consideration in the case that the General Meeting of Shareholders approves a merger agreement under which the Company ceases to exist or that the General Meeting of Shareholders approves a share exchange contract or share transfer proposal under which the Company becomes a wholly owned subsidiary.

(8) Restrictions on transfers of new share subscription rights.

·The transfer of new share subscription rights will require the approval of the Board of Directors.

For Your Reference

CONSOLIDATED BUSINESS RESULTS

1. Review of Operations

The Bandai Group addressed business expansion focused on profitability, based on the three-year Medium-Term Management Plan launched in the year under review. In this initial year of the plan, the Group aggressively implemented twin strategies--creating new businesses leveraging our character assets and further expanding our existing businesses—through a variety of programs directed at "Business Expansion". The Toys & Hobby and the Visual businesses performed strongly. Looking at regional results, in addition to Boys' Character Toys, Game Software and Girls' Character Toys performed well in Europe and America, while expanding the target segment also contributed to sales.

As a result, the Group achieved net sales of ¥263,174 million (up 7.4% year over year), of which domestic sales accounted for ¥208,157 million (up 4.6%) and overseas sales totaled ¥55,016 million, (up 19.7%).

Income also rose, with operating income reaching ¥27,651 million, a 6.9% gain, and recurring income edging up 3.0% to ¥27,221 million. With operating income to sales at 10.5%, the Group's operations were highly profitable, and net income rose 12.2%, to ¥14,206 million. The Group set new records in all three income figures—operating income recurring income, and net income.

(1) Segment information

(million yen)

	Net Sales			Operating Income		
	FY2003	FY2002	Change	FY2003	FY2002	Change
Toys & Hobby Business	145,820	131,944	+10.5%	11,653	9,319	+25.0%
Lifestyle Business	19,059	18,216	+4.6%	2,051	2,115	-3.1%
Amusement Business	15,483	16,041	-3.5%	554	811	-31.6%
Game Software Business	38,784	38,053	+1.9%	6,225	7,137	-12.8%
Visual Business	31,859	29,870	+6.7%	5,541	4,703	+17.8%
Network Business	10,255	8,580	+19.5%	1,959	2,165	-9.5%
Other Businesses	13,325	12,871	+3.5%	691	626	+10.3%
Eliminations	(11,412)	(10,628)	-	(1,025)	(1,011)	-
Total	263,174	244,949	+7.4%	27,651	25,868	+6.9%

(2) Geographical area

(million yen)

	Net Sales			Operating Income		
	FY2003	FY2002	Change	FY2003	FY2002	Change
Japan	213,206	203,557	+4.7%	21,426	20,374	+5.2%
Americas	27,721	28,548	-2.9%	1,629	3,777	-56.9%
Europe	22,271	15,304	+45.5%	4,126	2,554	+61.5%
Asia	28,448	24,143	+17.8%	2,019	572	+252.9%
Eliminations	(28,472)	(26,603)	-	(1,550)	(1,410)	-
Total	263,174	244,949	+7.4%	27,651	25,868	+6.9%

2. Consolidated Financial Statements

CONSOLIDATED BALANCE SHEET
(As of March 31, 2004)

	(million yen)
	Amount
ASSETS	
Current assets	
Cash and time deposits	¥77,433
Notes and accounts receivable-trade	51,287
Marketable securities	7,178
Inventories	7,920
Advance payments	8,900
Deferred tax assets-current	5,221
Other current assets	5,843
Allowance for doubtful receivables	(655)
Total current assets	163,130
Fixed Assets:	
Tangible fixed assets	
Buildings and structures	14,379
Machinery and equipment	689
Tools and instruments	7,839
Land	16,372
Construction in progress	1,087
Total tangible fixed assets	40,369
Intangible fixed assets	
Consolidated adjustments	80
Other intangible fixed assets	2,167
Total intangible fixed assets	2,247
Investments and other assets	
Investment in securities	14,751
Long-term loans	949
Deferred tax assets-non-current	3,577
Other assets	4,045
Allowance for doubtful receivables	(994)
Total investment and other assets	22,328
Total fixed assets	64,945
Total assets	228,075

CONSOLIDATED BALANCE SHEET

(As of March 31, 2004)

	(million yen)
	Amount
LIABILITIES	
Current liabilities	
Notes and accounts payable-trade	¥26,800
Short-term bank loans	316
Accounts payable-other	20,054
Accrued income taxes	7,454
Other current liabilities	6,693
Total current liabilities	61,318
Fixed liabilities	
Bonds	25,200
Long-term debt	10
Deferred liabilities related to land revaluations	813
Accrued retirement and severance benefits	534
Officers' retirement allowance reserve	1,416
Other fixed liabilities	1,042
Total fixed liabilities	29,018
Total liabilities	90,336
MINORITY INTERESTS	
Minority interests	16,670
SHAREHOLDERS' EQUITY	
Capital stock	24,292
Capital surplus	23,625
Earned surplus	92,523
Difference on land revaluation	(21,298)
Other valuation differences of securities	2,600
Foreign currency translation adjustment	(511)
Treasury stock	(165)
Total shareholders' equity	121,068
Total liabilities, minority interests and shareholders' equity	228,075

CONSOLIDATED STATEMENT OF INCOME
(April 1, 2003 through March 31, 2004)

		(million yen)
		Amount
Net Sales		¥263,174
Cost of Sales		146,916
Gross Profit		116,258
Selling, general and administrative expenses		88,607
Operating income		27,651
Non-operating income		1,359
Interest income	386	
Dividend income	147	
Rent income	203	
Other	621	
Non-operating expenses		1,789
Interest expenses	347	
Foreign exchange loss	324	
Equity loss of affiliated companies	838	
Other non-operating expenses	279	
Recurring income		27,221
Extraordinary income		2,028
Gain on sale of fixed assets	29	
Gain on sale of investment in securities	804	
Gain on sale of shares of affiliated companies	1,063	
Reversal of allowance for doubtful receivables	130	
Extraordinary losses		1,932
Loss on sale of fixed assets	11	
Loss on disposal of fixed assets	994	
Loss on sale of investment in securities	16	
Loss on write-down of investment in securities	72	
Loss on write-down of investment in shares of affiliated companies	619	
Loss on write-down of guarantee money deposited	68	
Compensation for tenant's suspension of business	150	
Net income before income taxes		27,318
Corporate income, inhabitant and enterprise taxes	12,743	
Tax adjustment	(605)	12,137
Minority interests		974
Net income		14,206

CONSOLIDATED STATEMENT OF RETAINED EARNINGS

(April 1, 2003 through March 31, 2004)

		(million yen) Amount
(Capital surplus)		
Capital surplus at the beginning of the period		¥22,966
Increase in capital surplus		
Increase in earned surplus by exercise of rights to subscribe for new shares	659	659
Capital surplus at the end of the period		23,625
(Earned surplus)		
Earned surplus at the beginning of the period		79,734
Increase in earned surplus		
Net income	14,206	
Increase in earned surplus due to new consolidations	238	
Increase in earned surplus due to capital increase of consolidated companies	777	15,223
Decrease in earned surplus		
Cash dividend	1,957	
Bonus to officers	227	
Decrease in earned surplus due to exclusion from consolidation	203	
Decrease in earned surplus due to capital increase of the equity method companies	16	
Decrease in earned surplus due to capital increase of consolidated companies	29	2,434
Earned surplus at the end of the period		92,523

FILE NO. 82-3919

(Translation)

June 24, 2004

To the Shareholders:

Notice of the Resolutions of
the 56th Ordinary General Meeting of Shareholders

Dear Shareholders:

Please take notice that at the 56th Ordinary General Meeting of Shareholders of the Company held today, report was made and resolutions were adopted as described below.

Sincerely yours,

Takeo Takasu,
President and Representative Director

Bandai Co., Ltd.
4-8, Komagata 1-chome, Taito-ku, Tokyo

Description

Reports:

Report on the Balance Sheet as of March 31, 2004, and the Business Report and Statement of Income for the 56th fiscal year (from April 1, 2003 to March 31, 2004).

The particulars of the above financial documents were reported to the meeting.

Proposals:

Item 1: Acceptance of Proposed Appropriation of Retained Earnings for the 56th fiscal year.

The proposal was approved and adopted as proposed. The dividend for the fiscal year was determined as ¥7.50 per share.

Item 2: Change of Articles of Incorporation.

The proposal for (1) a change of the total number of authorized shares to be issued by the Company, (2) a change pursuant to the revision of the Law for Special Exceptions to the Commercial Code of Japan Concerning Audits, etc. of Stock Corporations (Law No. 132, 2003), making it possible under the Articles of Incorporation for the Company to purchase its own shares based on a resolution of the Board of Directors and (3) a change pursuant to the Law for Partial Revision of the Commercial Code (Law No. 44, 2002) to reflect the establishment of a system to purchase additional shares constituting less than one unit was approved and adopted as proposed.

The particulars of the changes are described in the attached document.

Item 3: Election of 12 Directors.

The proposal was approved and adopted as proposed. Messrs. Takeo Takasu, Ryohei Tsunoda, Masaatsu Hayakawa, Kazunori Ueno, Shin Unozawa, Satoshi Higashi, Junji Senda, Masaaki Tsuji, Takeichi Hongo, Mitsuaki Taguchi, Koichi Honda and Ms. Mari Matsunaga were elected as Directors and assumed office.

Ms. Mari Matsunaga is an external director as provided for in Article 188, paragraph 2, item 7-2 of the Commercial Code of Japan.

Item 4: Election of 1 Corporate Auditor.

The proposal was approved and adopted as proposed. Mr. Gou Kawada was elected as Corporate Auditor and assumed office.

Mr. Gou Kawada is an external auditor as provided for in Article 18, paragraph 1 of the "Law for Special Exceptions to the Commercial Code Concerning Audits, etc. of Stock Corporations".

Item 5: Retirement allowances for retiring Director and retirement allowances for Directors in connection with the abolition of the existing system of Retirement Allowances for Directors.

The proposal was approved and adopted as proposed.

It was determined that we would present a retirement allowance, according to the Company's standard, to Mr. Makoto Yamashina, who retired as Director at the completion of his term at the close of this General Meeting of Shareholders, in recognition of his many labors for the Company during his period of service.

It was also determined that following the abolition of the retirement allowance system for Directors, we would grant Directors who were reappointed, retirement allowances corresponding to their length of service up to the close of this General Meeting of Shareholders in accordance with the Company's standard, to reward their labors, and that the specific amount of the retirement allowances and method of payment for each Director be allowed to be determined at the discretion of the Board of Directors.

Item 6: Retirement allowances for retiring Corporate Auditor and retirement allowances for Corporate Auditors in connection with the abolition of the existing system of Retirement Allowances for Corporate Auditors.

The proposal was approved and adopted as proposed.

It was determined that we would present a retirement allowance, according to the Company's standard, to Mr. Tasuku Honjo, who retired as Corporate Auditor at the completion of his term at the close of this General Meeting of Shareholders, in recognition of his labors for the Company during his period of service.

It was also determined that following the abolition of the retirement allowance system for Corporate Auditors, we would grant Corporate Auditors currently in office, retirement allowances corresponding to their length of service up to the close of this General Meeting of Shareholders in accordance with the Company's standard, to reward their labors, and that the specific amount of the retirement allowances and method of payment for each Corporate Auditor be allowed to be determined at the discretion of the Board of Corporate Auditors.

Item 7: Revision in Compensation Payments for Corporate Auditors

The proposal was approved and adopted as proposed that we would revise the compensation payment for Corporate Auditors to no greater than ¥5,000,000 a month.

Item 8: Issuing New Share Subscription Rights for the Purpose of Granting Stock Options

The proposal was approved and adopted as proposed that new share subscription rights for not exceeding 1,800,000 shares of common stock of the Company be issued to the Directors and employees of the Company and directors of its subsidiaries, free of charge, as stock options.

- END -

At the meeting of the Board of Directors held after the close of this Ordinary General Meeting of Shareholders, the following Representative Directors and Directors with specific titles were appointed and assumed office:

President and Representative Director:	Takeo Takasu
Vice President and Representative Director:	Ryohei Tsunoda
Senior Managing Director:	Masaatsu Hayakawa
Managing Director:	Kazunori Ueno
Managing Director:	Shin Unozawa

After the close of this Ordinary General Meeting of Shareholders, Messrs. Shinya Takagi and Susumu Yamada were appointed as Standing Corporate Auditors by the Corporate Auditors from among their member and assumed office.

- END -

(Attached document)

The particulars of the changes in the Articles of Incorporation in Proposal Item 2 are as follows:

(Underline shows the amendment)

Before amendment	As amended
Chapter Ⅱ. Shares	**Chapter Ⅱ. Shares**
(Total Number of Authorized Shares) Article 5: The total number of shares authorized to be issued by the Company shall be 180,000,000 shares; however, in the event that any shares are canceled, the number of such shares so canceled shall be subtracted from the total number of shares so authorized to be issued.	(Total Number of Authorized Shares) Article 5: The total number of shares authorized to be issued by the Company shall be 360,000,000 shares; however, in the event that any shares are canceled, the number of such shares so canceled shall be subtracted from the total number of shares so authorized to be issued.
(to be newly established) Article 6. (Descriptions omitted) Article 7. (Descriptions omitted)	(Purchase by the Company of its own shares) Article 6: The Company may, pursuant to the provisions of Article 211-3, paragraph 1, item 2 of the Commercial Code, purchase its own shares, based on a resolution of the Board of Directors. Article 7. (Same as existing) Article 8. (Same as existing)
(to be newly established)	(Additional Purchase of Shares Constituting Less than One Unit) Article 9: Shareholders (including beneficial shareholders; the same shall apply hereafter) holding less than a one unit of shares of the Company stock may, in accordance with the Company's Share Handling Regulations, request the Company to purchase enough shares toform one unit or units of shares together with the shares so requested .
(Share Handling Regulations) Article 8: The denominations of share certificates to be issued by the Company, registration of transfers of shares, registration of pledges on shares, indication of trust property on share certificates, delivery of share certificates, purchase of shares constituting less than one unit	(Share Handling Regulations) Article 10: The denominations of share certificates to be issued by the Company, registration of transfers of shares, registration of pledges on shares, indication of trust property on share certificates, delivery of share certificates, purchase of shares constituting less than one unit,

Before amendment	As amended
and procedures for application relating to shares and fees therefor shall be governed by the Share Handling Regulations of the Company established by the Board of Directors.	additional purchase of shares constituting less than one unit and procedures for application relating to shares and fees therefor shall be governed by the Share Handling Regulations of the Company established by the Board of Directors.
(Transfer agent) Article 9. (Description omitted) 2. (Description omitted) 3. The Shareholders' Register, the Beneficial Shareholders' Register and Register of Loss of Share Certificates of the Company shall be kept at the place of business of the transfer agent, and the Company shall not handle, but shall have the transfer agent handle, the registration of transfers of shares, the delivery of share certificates, the registration of loss of share certificates, the purchase of shares constituting less than one unit and other businesses relating to its shares.	(Transfer agent) Article 11. (Same as existing) 2. (Same as existing) 3. The Shareholders' Register, the Beneficial Shareholders' Register and Register of Loss of Share Certificates of the Company shall be kept at the place of business of the transfer agent, and the Company shall not handle, but shall have the transfer agent handle, the registration of transfers of shares, the delivery of share certificates, the registration of loss of share certificates, the purchase of shares constituting less than one unit, additional purchase of shares constituting less than one unit and other businesses relating to its shares.
(Record date) Article 10: The Company shall treat the shareholders (including beneficial shareholders; the same shall apply hereinafter) entered or recorded in the final Shareholders' Register and the final Beneficial Shareholders' Register as of the settlement of accounts of each fiscal year as shareholders entitled to exercise their rights at the ordinary general meeting of shareholders relating to such settlement of accounts. 2. (Description omitted)	(Record date) Article 12: The Company shall treat the shareholders entered or recorded in the final Shareholders' Register and the final Beneficial Shareholders' Register as of the settlement of accounts of each fiscal year as shareholders entitled to exercise their rights at the ordinary general meeting of shareholders relating to such settlement of accounts. 2. (Same as existing) (From this article on, articles are renumbered to move them down two numbers.)

- END -

(Translation)

May 11, 2004

Name of the Company: Bandai Co., Ltd.
Name and Position of the Representative: Takeo Takasu
President and Representative Director

Inquiries shall be directed to: Hiroshi Kawasaki
General Manager, President Office
Tel.: 03 (3847) 5005
(Code No. 7967, The First Section of the Tokyo Stock Exchange)

Notice of Stock Options (Stock Acquisition Rights)

Notice is hereby given that Bandai Co., Ltd. (the "Company"), at the meeting of its Board of Directors held on May 11, 2004, resolved that the Company would submit a proposition for the approval of the issuance of stock acquisition rights as stock options pursuant to the provisions of Article 280-20 and Article 280-21 of the Commercial Code of Japan to the Ordinary General Meeting of Shareholders of the Company to be held on June 24, 2004, as described below:

Description

1. Reason for the issuance of stock acquisition rights on specifically favorable conditions:

To afford incentives and raise the morale to achieving much improved results of the Company, the Company intends to issue, free of charge, stock acquisition rights as stock options to the Directors and employees of the Company and the directors of its subsidiaries, as outlined below:

2. Outline of the issuance of stock acquisition rights:

(1) Qualified grantees of stock acquisition rights:

Directors and employees of the Company and the directors of its subsidiaries.

(2) Class and number of shares to be issued or transferred upon exercise of stock acquisition rights:

Not exceeding the total number of 1,800,000 shares of common stock of the Company.

In the event that the Company divides or consolidates its shares, the said number of shares to be issued or transferred upon exercise of the stock acquisition rights shall be adjusted in accordance with the following formula; provided, however, that such adjustment shall be made only to the number of shares in respect of which the said stock acquisition rights have not been exercised then, with any fraction of one share occurring upon such adjustment discarded:

Number of shares as adjusted	=	Number of shares before adjustment	x	Division/consolidation ratio

(3) Total number of stock acquisition rights to be issued:

Not exceeding 18,000 rights.

The number of shares to be issued or transferred for each stock acquisition right shall be 100 shares; provided, however, that in case of an adjustment to the number of shares as set forth in item (2) above, an adjustment shall be made similarly.

(4) Issue price of each stock acquisition right:

Free of charge.

(5) Amount to be paid in upon exercise of each stock acquisition right:

The paid-in amount per stock acquisition right shall be an amount obtained by multiplying the paid-in amount per share to be determined as follows, by the number of shares to be issued or transferred for each stock acquisition right as set forth in item (3) above.

The paid-in amount per share shall be an amount obtained by multiplying by 1.05 the average of the daily closing prices (regular way) of shares of the Company on Tokyo Stock Exchange, Inc. for the days (exclusive of any day on which transactions are not validly made) of the month immediately preceding the month under which the issue date of the stock acquisition rights falls, with any fraction of one yen rounded upward to the nearest one yen. Provided, however, that if the amount so obtained falls below the closing price on the issue date of the new share subscription rights (or if transactions are not validly made on that day, the closing price on any day immediately preceding that day), the paid-in amount per share shall be the closing price on the issue date of the stock acquisition rights (or if transactions are not validly made on that day, the closing price on any day immediately preceding that day).

In the event that the Company divides its shares or issues new shares or disposes of its shares of treasury stock at a paid-in price lower than the current market price (except upon exercise of stock acquisition rights, conversion of convertible bonds issued, and exercise of rights to request transfers of shares granted, as provided for in the Commercial Code prior to the amendment thereto), the paid-in amount per share shall be adjusted in accordance with the following formula, with any fraction of one yen occurring upon such adjustment rounded upward to the nearest one yen:

$$\text{Paid-in amount as adjusted} = \text{Paid-in amount before adjustment} \times \frac{\text{Number of already issued shares} + \dfrac{\text{Number of newly issued shares} \times \text{Paid-in price per share}}{\text{Current market price per share}}}{\text{Number of already issued shares} + \text{Number of shares increased upon division or new issuance of shares}}$$

In the above calculation formula, "Number of already issued shares" represents the number of issued shares of the Company after deducting the number of shares of treasury stock of the Company and in the event that the shares of treasury stock are disposed of, "new issuance" shall be read "disposition of shares of treasury stock" and "Paid-in price per share" shall be read "Disposition price per share".

(6) Stock acquisition right exercise period:

June 25, 2005 through June 30, 2008.

(7) Terms and conditions of the exercise of stock acquisition rights:

(i) If any grantee of stock acquisition rights leaves the employ of his/her own accord, such grantee shall be entitled to hold and exercise the rights so granted for the period of six months after the occurrence of the event; provided, however, that such rights shall not survive the stock acquisition right exercise period.

If any grantee of stock acquisition rights leaves office upon request of the Company, no alteration shall be made to his/her rights and the stock acquisition right exercise period.

(ii) If any grantee of stock acquisition rights dies, (only one) heir to him/her shall be entitled to exercise his/her rights. In such case, such heir shall be entitled to hold and exercise the rights so granted for the period of six months after the occurrence of the event. If such heir is not selected, a representative of the heirs shall be appointed and notified promptly.

(iii) Any other term and condition shall be governed by a "contract of granting stock acquisition rights" to be entered into according to the resolutions to be adopted by the General Meeting of Shareholders and the Board of Directors.

(8) Events and conditions to cancel stock acquisition rights:

(i) In the event that any grantee of stock acquisition rights ceases to meet the terms or conditions to exercise his/her stock acquisition rights as stipulated in item (7) above, the Company may cancel his/her stock acquisition rights. Such stock acquisition rights shall be cancelled without consideration.

(ii) In the event that a proposition for the approval of a merger agreement under which the Company shall be merged, or a proposition for a share exchange agreement or a share transfer under which the Company shall become a wholly-owned subsidiary is approved by the General Meeting of Shareholders, the Company may cancel the stock acquisition rights without consideration.

(9) Restriction on a transfer of stock acquisition rights:

Any transfer of stock acquisition rights shall be subject to the approval of the Board of Directors.

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